
TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915


06018982

November 24, 2006


SEC MAIL PROCESSING
RECEIVED
DEC 4 - 2006
WASH, D.C. 160 SECTION

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Short Form Prospectus Dated October 31, 2006
2. Underwriting Agreement Dated October 19, 2006

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

PROCESSED
DEC 1 1 2006
THOMSON
FINANCIAL

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, these securities may not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".

***Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at 4100, 350 Seventh Avenue S.W., Calgary, AB, T2P 3N9, (403) 290-2900. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from our Corporate Secretary at the above-mentioned address and telephone number. Copies of the documents incorporated herein by reference are also available electronically at www.sedar.com.*

Short Form Prospectus

New Issue October 31, 2006


TRILOGY
ENERGY TRUST

$175,000,000

6.25% Convertible Unsecured Subordinated Debentures

The convertible unsecured subordinated debentures (the "Debentures") of Trilogy Energy Trust (the "Trust") will bear interest at an annual rate of 6.25% payable semi-annually on May 31st and November 30th in each year commencing May 31, 2007. The Debentures will mature on November 30, 2011 (the "Maturity Date"). See "Details of the Offering".

Debenture Conversion Privilege

Each Debenture will be convertible into trust units of the Trust ("Trust Units") at the option of the holder of a Debenture at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $18.50 per Trust Unit, subject to adjustment in certain events. Holders converting their Debentures will receive all accrued and unpaid interest thereon to the date of conversion.

The offering price of the Debentures offered hereby was determined by negotiation between Trilogy Energy Ltd. (the "Administrator"), on behalf of the Trust, and BMO Nesbitt Burns Inc., on behalf of itself and the other Underwriters (as defined below).

The Trust Units are listed for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "TET.UN". On October 30, 2006, the closing price of the Trust Units on the TSX was $15.48. The TSX has conditionally approved the listing of the Debentures offered pursuant to this short form prospectus and the Trust Units issuable upon conversion of the Debentures. Listing is subject to the Trust fulfilling all of the listing requirements of the TSX on or before January 24, 2007.

	Price to Public	Underwriters' Fee	Net Proceeds to the Trust (1)
Per Debenture	$ 1,000	$ 40	$ 960
Total(2)	$175,000,000	$7,000,000	$168,000,000

Notes:

(1) Before deducting the expenses of this offering, estimated to be $500,000.

(2) The Trust has granted the Underwriters an over-allotment option (the "Option") exercisable, in whole or in part, up to 30 days from closing of this offering, to purchase up to an additional $26,250,000 principal amount of Debentures at the offering price plus accrued interest to the date of issuance, to cover over-allotments, if any, and for market stabilization purposes. The grant of the Option and the issuance of Debentures upon exercise of the Option are qualified for distribution under this short form prospectus. If the Option is exercised in full, the total Price to Public, Underwriters' Fee and Net Proceeds to the Trust (before deducting expenses of this issue) will be $201,250,000, $8,050,000 and $193,200,000, respectively. See "Plan of Distribution" and the table below.

Underwriters' Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	15%	Up to 30 days from closing of the offering	$1,000 per Debenture

BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., FirstEnergy Capital Corp., GMP Securities L.P., Canaccord Capital Corporation, National Bank Financial Inc., Paradigm Capital Inc. and Peters & Co. Limited (collectively, the "Underwriters"), as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Trust by Macleod Dixon LLP and on behalf of the Underwriters by Stikeman Elliott LLP. The Underwriters may effect transactions which stabilize or

maintain the market price for the Debentures or Trust Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Certificates for the aggregate principal amount of the Debentures will be issued in registered form to The Canadian Depository for Securities Limited ("CDS") or its nominee under the book-based system administered by CDS and will be deposited with CDS on the date of closing. No certificates evidencing the Debentures will be issued to purchasers, except in certain limited circumstances, and registration will be made in the depositary service of CDS. Purchasers of Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased. Closing of this offering is expected to occur on November 7, 2006 or such later date as the Trust and the Underwriters may agree, such date not to be later than December 5, 2006.

Each of BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank which is a lender to subsidiaries of the Trust and to which such subsidiaries are presently indebted. Consequently, the Trust may be considered to be a connected issuer of each of these Underwriters for the purposes of Canadian securities legislation. See "Relationship Among the Trust and Certain Underwriters" and "Use of Proceeds".

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this short form prospectus. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors"

The head office, registered office and principal business office of the Trust is located at 4100, 350 Seventh Avenue S.W., Calgary, Alberta, T2P 3N9.

The Trust may repay the outstanding principal of the Debentures through the issuance of Trust Units. See "Details of the Offering - Payment Upon Redemption or Maturity". Cash distributions payable to holders of Trust Units of the Trust are not assured and future results of the Trust may vary.

A return on an investment in Trust Units issuable pursuant to the Debentures is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in Trust Units is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to holders of Trust Units ("Unitholders"), these cash distributions may be reduced or suspended. **Cash distributions are not guaranteed.** The actual amount distributed will depend on numerous factors including: commodity prices, the financial performance of the Trust, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Debentures or Trust Units may decline if the Trust's cash distributions decline in the future, and any such market value decline may be material.

It is important for an investor to consider the particular risk factors that may affect the issuer in which it is investing, and, therefore the stability of the distributions that it receives. See "Risk Factors" in this short form prospectus and "Risk Factors" in the Trust's AIF (as defined herein) and "Risks and Uncertainties" in the management's discussion and analysis incorporated by reference herein. These sections also describe the Trust's assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.

The after-tax return from an investment in Trust Units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor's after-tax return. Subject to the proposals released on October 31, 2006 by the Federal Minister of Finance (the "October 31 Proposals"), returns on capital are generally taxed as ordinary income in the hands of a Unitholder who is resident in Canada for purposes of the Tax Act. Pursuant to the October 31 Proposals, commencing January 1, 2011, certain distributions from the Trust which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Trust level. Returns of capital to such a Unitholder are (and under the October 31 Proposals will be) generally tax-deferred (and reduce the Unitholder's cost base in the Trust Units for tax purposes). See "Canadian Federal Income Tax Considerations".

In the opinion of Macleod Dixon LLP, counsel to the Trust, and Stikeman Elliott LLP, counsel to the Underwriters, based on representations of an officer of the Administrator as to certain factual matters and subject to the qualifications and assumptions discussed under "Canadian Federal Income Tax Considerations" in this short form prospectus, the Debentures offered hereunder and the Trust Units issuable upon conversion, redemption or maturity of the Debentures will, on the date of closing, be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (except a deferred profit sharing plan to which the Trust has made a contribution) and registered education savings plans. See "Canadian Federal Income Tax Considerations".

TABLE OF CONTENTS

Dollar references in this short form prospectus are in Canadian dollars unless otherwise indicated.

SUMMARY

This summary is qualified by, and should be read in conjunction with, the detailed information contained elsewhere in this short form prospectus.

Trilogy Energy Trust

The Trust is an open-ended unincorporated investment trust established under the laws of Alberta. The Trust is an energy trust whose assets, consisting of oil and natural gas properties and related assets, are held through limited partnerships which are indirect wholly-owned subsidiaries of the Trust. Trilogy's oil and natural gas properties are located in the Kaybob, Marten Creek and Grande Prairie areas of Alberta and, as a result of the recent acquisition of Blue Mountain Energy Ltd. ("Blue Mountain") referred to below, Trilogy holds oil and natural gas properties in the Red Deer area of Alberta and in northeastern British Columbia. The Trust makes monthly cash distributions to Unitholders from the cash flow generated by the assets held by its subsidiaries. In this prospectus, "Trust" refers to Trilogy Energy Trust and "Trilogy" refers to the Trust together with its direct and indirect subsidiaries.

Acquisition of Blue Mountain Energy Ltd.

On October 26, 2006, Trilogy completed the acquisition of all of the issued and outstanding shares of Blue Mountain, a public oil and gas company, pursuant to a negotiated take-over bid. Trilogy financed the cost of the acquisition from borrowings under its existing credit facility and a six month junior secured, non-revolving bridge loan (the "Acquisition Facility") entered into in connection with the acquisition of Blue Mountain. See "Recent Developments", "Use of Proceeds", "Consolidated Capitalization" and "Risk Factors".

The Offering

Issue: $175,000,000 principal amount of Debentures.

Underwriters' Option: The Trust has granted to the Underwriters the Option to purchase up to an additional $26,250,000 principal amount of Debentures, to cover over-allotments, if any, and for market stabilization purposes, on the same terms as this offering plus accrued interest from the closing date of this offering to the date on which the Debentures are issued pursuant to the exercise of the Option. The Option is exercisable, in whole or in part, up to 30 days from closing of this offering.

Amount of Offering: $175,000,000 ($201,250,000 if the Option is exercised in full).

Price: $1,000 per Debenture.

Use of Proceeds: The net proceeds of the offering of Debentures will be used by Trilogy to completely repay indebtedness incurred under the Acquisition Facility with the remaining proceeds being used to repay indebtedness under its credit facility. Approximately $142 million of the indebtedness to be repaid with the net proceeds was used to finance the acquisition of Blue Mountain with the balance of such indebtedness having been incurred for general trust and operating purposes. See "Recent Developments", "Use of Proceeds", "Consolidated Capitalization", "Relationship Among the Trust and Certain Underwriters" and "Risk Factors".

Debentures

Maturity: The Maturity Date for the Debentures will be November 30, 2011.

Interest: 6.25% per annum payable semi-annually in arrears on May 31st and November 30th in each year, commencing May 31, 2007. The first interest payment on May 31, 2007 will include interest accrued from the closing date of this offering to, but excluding, May 31, 2007.

Conversion: The Debentures will be convertible into fully paid and non-assessable Trust Units at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures at a conversion price of $18.50 per Trust Unit, being a conversion rate of 54.0541 Trust Units per $1,000 principal amount of Debentures, subject to adjustment as provided in the Indenture (as defined herein). Holders converting their Debentures will receive all accrued and unpaid interest thereon to the date of conversion.

Redemption: The Debentures will not be redeemable on or before November 30, 2009. After November 30, 2009 and before the Maturity Date, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days notice, at a price of $1,050 per Debenture after November 30, 2009 and on or before November 30, 2010 and at a price of $1,025 per Debenture after November 30, 2010 and before the Maturity Date (each a "Redemption Price"), in each case plus accrued and unpaid interest thereon, if any.

Payment upon Redemption or Maturity: On redemption or at the Maturity Date, the Trust may, at its option on not more than 60 days and not less than 40 days prior notice and subject to regulatory approval, elect to satisfy its obligation to pay the Redemption Price or the principal amount of the Debentures by issuing and delivering that number of freely tradeable Trust Units obtained by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed, or the principal amount of outstanding Debentures which have matured, as the case may be, by 95% of the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the Maturity Date, as the case may be. Any accrued and unpaid interest thereon will be paid in cash.

Change of Control: Upon the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the Trust Units, the Trust will be required to make an offer to purchase, within 30 days following the consummation of the change of control, all of the Debentures at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

Subordination: The payment of the principal and premium, if any, of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture (as defined herein), to the prior payment in full of all Senior Indebtedness (as defined herein) of the Trust. The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiary ranking at least *pari passu* with such other creditors. Other than as described herein, the Debentures will not limit the ability of the Trust to incur additional indebtedness, including indebtedness that ranks senior to the Debentures, or from mortgaging, pledging or charging its properties to secure any indebtedness.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. Forward-looking statements are typically identified by words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this short form prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to: capital expenditures, business strategy and objectives, reserve estimates, net revenue, production levels, exploration plans, development plans, acquisition and disposition plans, distributions on Trust Units by the Trust and cash flow to be retained by Trilogy for capital and future expenditures.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this short form prospectus, assumptions have been made regarding, among other things:

- our ability to obtain equipment, services and supplies in a timely manner to carry out our activities;
- our ability to market our oil and natural gas successfully to current and new customers;
- the timing and costs of pipeline and storage facility construction and expansion and our ability to secure adequate product transportation;
- the timely receipt of required regulatory approvals;
- our ability to obtain financing on acceptable terms;
- currency, exchange and interest rates; and
- future oil and gas prices.

Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

- supply and demand of oil and natural gas and volatility of oil and natural gas prices;
- fluctuations in currency and interest rates;
- competition for, among other things, capital, acquisitions of oil and natural gas properties and reserves and skilled personnel;
- risks inherent in Trilogy's operations;
- risks inherent in Trilogy's marketing plan for its production, including credit risk;
- imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves;
- Trilogy's ability to replace and expand its oil and natural gas reserves;
- Trilogy's ability to generate sufficient cash flow from operations to meet its current and future obligations;
- Trilogy's ability to access external sources of debt and equity capital;
- weather and general economic and business conditions;

- Trilogy's ability to enter into or renew leases;
- Trilogy's ability to make capital expenditures and the amounts of capital expenditures;
- imprecision in estimating the timing, costs and levels of production and drilling;
- the results of exploration, development and drilling;
- imprecision in estimates of future production capacity;
- Trilogy's ability to secure adequate product transportation;
- uncertainty in the amounts and timing of royalty payments;
- imprecision in estimates of oil, natural gas and other product sales;
- tax pools, tax shelter and tax deductions available to Trilogy;
- changes to legislation and regulations applicable to Trilogy and the interpretation thereof, including tax and environmental legislation and regulations;
- risks associated with existing and potential future lawsuits and regulatory actions against Trilogy;
- difficulty in obtaining necessary regulatory approvals; and
- the other risk factors set forth under "Risk Factors" in this short form prospectus and in the AIF (as defined herein), "Risks and Uncertainties" in the management's discussion and analysis ("MD&A") incorporated by reference herein and such other risks and uncertainties described from time to time in the Trust's reports and filings with Canadian securities authorities.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. The forward-looking statements contained in this short form prospectus are made as of the date hereof and neither the Trust nor the Underwriters undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

NOTE REGARDING NON-GAAP MEASURES

In the documents incorporated by reference in this short form prospectus, the Trust uses the terms "Funds Flow from Operations", "Funds Flow from Operations per Unit of Sales Volume", "Cash Flow of Trilogy Energy Trust", "Distributable Cash" and "Distributable Earnings" as indicators of financial performance. "Funds Flow from Operations" is a non-GAAP measure that represents net earnings adjusted for non-cash items, dry hole costs and geological and geophysical costs. "Cash Flow of Trilogy Energy Trust" is Funds Flow from Operations adjusted for changes in working capital items. "Distributable Cash" and "Distributable Earnings" refer to the amount of cash available for distribution to Unitholders. Distributable Cash is determined quarterly by the Trust, such determination being at the discretion of the Trust. "Funds Flow from Operations", "Funds Flow from Operations per Unit of Sales Volume", "Cash Flow of Trilogy Energy Trust", "Distributable Cash" and "Distributable Earnings" are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. Therefore, "Funds Flow from Operations", "Funds Flow from Operations per Unit of Sales Volume", "Cash Flow of Trilogy Energy Trust", "Distributable Cash" and "Distributable Earnings" may not be comparable to similar measures presented by other issuers, and investors are cautioned that these measures should not be construed as alternatives to net earnings (loss), cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. The Trust uses such terms as an indicator of financial performance because such terms are commonly utilized by investors to evaluate royalty trusts and income funds in the oil and gas sector. The Trust believes that such terms are useful supplemental measures as they provide investors with information with respect to Trilogy's operating performance, leverage and liquidity and of cash available for distribution from the Trust to Unitholders.

ABBREVIATIONS

In this short form prospectus, the abbreviations set forth below have the following meanings:

"Bbl"	Barrel	**"Mcfe"**	1,000 cubic feet equivalent
"Boe"	Barrels of oil equivalent	**"MMcfe"**	1,000,000 cubic feet equivalent
"Boe/d"	Barrel or barrels of oil equivalent per day	**"MMcfe/d"**	1,000,000 cubic feet equivalent per day
"MBoe"	1,000 Barrels of oil equivalent	**"NGL"**	Natural gas liquids
"Mcf"	1,000 cubic feet		

Note: Boes and Mcfes may be misleading, particularly if used in isolation. A Boe conversion ration of 6 Mcf:1Bbl and an Mcfe conversion ratio of 1 Bbl : 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Administrator at 4100, 350 Seventh Avenue S.W., Calgary, Alberta, T2P 3N9, (403) 290-2900. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Administrator at the above-mentioned address and telephone number.

The following documents, filed with the securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference in this short form prospectus:

(a) the annual information form of the Trust dated March 3, 2006 (the "AIF");

(b) the annual consolidated financial statements of the Trust as at December 31, 2005 and 2004 and for the nine months ended December 31, 2005 and years ended December 31, 2005 and 2004 and the accompanying MD&A together with the auditors report on the balance sheet as at December 31, 2005 and the consolidated statements of earnings and accumulated earnings and cash flows for the nine months ended December 31, 2005;

(c) the interim consolidated financial statements of the Trust as at and for the three and six months ended June 30, 2006 and the accompanying MD&A;

(d) the information circular of the Trust for the annual and special meeting of Unitholders held May 9, 2006; and

(e) the document dated December 22, 2005 entitled "Certain Financial Information relating to Trilogy Energy Trust", which includes:

  (i) the balance sheet of the Trust as at February 25, 2005 and the auditors' report thereon;

  (ii) the unaudited financial statements for the Spinout Assets (as defined under "Historical Background" below) for the three months ended March 31, 2005;

  (iii) the financial statements for the Spinout Assets for the years ended December 31, 2004, 2003 and 2002 and the auditors' report thereon;

  (iv) the schedule of revenues, royalties and operating expenses for the Kaybob Acquired Properties (as defined under "Historical Background" below) for the six months ended June 30, 2004 and the year ended December 31, 2003 and the auditors' report for the year ended December 31, 2003;

  (v) the schedule of revenues, royalties and operating expenses for the Marten Creek Acquired Properties (as defined under "Historical Background" below) for the six months ended June 30, 2004, the nine months ended September 30, 2003 and the years ended December 31, 2003, 2002 and 2001 and the auditors' report for the years ended December 31, 2003, 2002 and 2001; and

  (vi) the unaudited pro forma consolidated statements of earnings of the Trust for the nine months ended September 30, 2005 and the year ended December 31, 2004 and the compilation report thereon.

Any document of a type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus, including any material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (including any related auditors' report), MD&A and information circulars if filed by the Trust with the provincial securities commissions or similar authorities in the provinces of Canada after the date of this short form prospectus and before the termination of the offering, are deemed to be incorporated by reference in this short form prospectus.

Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus.

TRILOGY ENERGY TRUST

The Trust is an open-ended unincorporated investment trust established under the laws of Alberta. The Trust is an energy trust which indirectly holds its assets, consisting of oil and natural gas properties and related assets in the Kaybob, Marten Creek, Grande Prairie and Red Deer areas of Alberta and in northeastern British Columbia through limited partnerships which are indirect wholly-owned subsidiaries of the Trust. The Trust makes monthly cash distributions to Unitholders from the cash flow generated by the assets held by its subsidiaries. Computershare Trust Company of Canada is the trustee of the Trust, and the Administrator is the administrator of the Trust and the general partner of Trilogy Energy LP. The beneficiaries of the Trust are the Unitholders. The head office, registered office and principal business office of the Trust is located at 4100, 350 Seventh Avenue S.W., Calgary, Alberta, T2P 3N9.

HISTORICAL BACKGROUND

The Trust was created in connection with the spinout of certain assets from Paramount Resources Ltd. ("Paramount") which was completed on April 1, 2005 (the "Trust Spinout"). Pursuant to the Trust Spinout, each holder of common shares of Paramount received one new common share of Paramount and one Trust Unit for each common share previously held. The Trust Spinout was completed through a series of transactions including an arrangement under the *Business Corporations Act* (Alberta) involving Paramount and its shareholders and optionholders. Through such transactions, the Trust (i) became the indirect owner of certain oil and gas assets in the Kaybob and Marten Creek areas of Alberta previously owned by Paramount (the "Spinout Assets"), (ii) issued 79,133,395 Trust Units and (iii) paid approximately $220 million in cash to, and assumed $15 million of debt from, Paramount. Paramount retained 19% of the Trust Units issued, with Paramount's shareholders receiving the remaining 81% of the Trust Units issued. The Trust became a reporting issuer in certain provinces of Canada upon the completion of the Trust Spinout and its outstanding Trust Units were listed and posted for trading on the TSX on April 6, 2005. Paramount remained as a separate publicly listed independent oil and gas company.

In 2004, Paramount completed two separate acquisitions of properties in the Kaybob and Marten Creek areas of Alberta, respectively. Most of these properties were subsequently included in the Spinout Assets.

The Trust Spinout constituted a "significant acquisition" by the Trust for securities law purposes. Accordingly, historical financial statements relating to the Spinout Assets and the Kaybob and Marten Creek properties acquired by Paramount and included in the Spinout Assets (the "Kaybob Acquired Properties" and the "Marten Creek Acquired Properties", respectively) are incorporated by reference herein along with pro forma financial statements relating to such "significant acquisition".

Paramount now owns approximately 16.3% of the outstanding Trust Units and is involved in the management and administration of the Trust and its subsidiaries through a services agreement.

RECENT DEVELOPMENTS

Acquisition of Blue Mountain Energy Ltd.

On September 3, 2006, Trilogy entered into an acquisition agreement with Blue Mountain providing for the acquisition by Trilogy of all the issued and outstanding Blue Mountain shares for a purchase price of $5.50 per Blue Mountain share (the "Offer"). On September 2, 2006, as a result of entering into the acquisition agreement with Trilogy, Blue Mountain paid a $5 million non-completion fee to a competing bidder.

The formal offer documents were mailed to Blue Mountain shareholders, warrantholders and optionholders (collectively, "Blue Mountain Securityholders") on September 15, 2006. On October 23, 2006, Trilogy took up approximately 96% of the issued and outstanding Blue Mountain shares under the Offer. On October 26, 2006, Trilogy acquired the remaining Blue Mountain shares pursuant to the compulsory acquisition provisions under the *Business Corporations Act* (Alberta) (the "ABCA") and repaid the balance owing on Blue Mountain's credit facility at a total cost of approximately $142 million. Trilogy financed the acquisition of Blue Mountain through borrowings under its existing credit facility and the Acquisition Facility entered into in connection with the acquisition. See "Consolidated Capitalization", "Use of Proceeds" and "Relationship Among the Trust and Certain Underwriters".

The oil and natural gas properties acquired through the acquisition of Blue Mountain (the "Blue Mountain Assets") are located in the Grande Prairie and Red Deer areas of Alberta and in northeastern British Columbia with production weighted approximately 70% natural gas and 30% to oil and natural gas liquids. Average production for the six months ended June 30, 2006 was 2,419 Boe/d. The Blue Mountain Assets were estimated by Trilogy management to have approximately 4,856 MBoe of proved plus probable reserves as at December 31, 2005. Undeveloped land is estimated at 166,000 gross acres (121,000 net) with a value estimated by Trilogy management of $21 million at an average working interest of 73%. Included in the Blue Mountain Assets is approximately $6 million of seismic data.

Third Quarter Operating Results

While the Trust's third quarter 2006 results have not yet been finalized, it is expected that the Trust's revenue and cash flow during the third quarter of 2006 will fall from second quarter 2006 levels in line with reductions in natural gas and oil prices during these periods. The Trust's average production for the third quarter of 2006 was approximately 24,300 Boe/d.

Change in Distributions

On October 19, 2006, the Trust announced that its cash distribution for the month of October 2006 will be $0.16 per Trust Unit. The distribution is payable on November 15, 2006 to Unitholders of record on October 31, 2006. The Trust adjusted its cash distributions to $0.16 per Trust Unit from $0.20 per Trust Unit in response to the lower gas price environment which has affected the Trust's revenues and operating results, as its production is weighted approximately 80% to natural gas.

Implementation of Distribution Reinvestment Plan

On June 21, 2006, the Trust adopted a distribution reinvestment plan (the "Plan") which provides eligible unitholders with the opportunity to reinvest their cash distributions, on each distribution payment date, in additional Trust Units at a price equal to 95% of the average market price (as such term is defined in the Plan).

Acquisition of Redsky Energy Ltd.

On March 31, 2006, Trilogy completed the acquisition of Redsky Energy Ltd. ("Redsky"), a private Alberta oil and gas company by way of a plan of arrangement ("Arrangement") under the ABCA. The Trust issued an aggregate of 6,500,000 Trust Units to Redsky shareholders upon closing of the Arrangement. The oil and natural gas properties acquired through the acquisition of Redsky (the "Redsky Assets") are mainly located in the Grande Prairie area of Alberta with production weighted approximately 80% to natural gas and 20% to oil and natural gas liquids. Currently, the Redsky Assets are producing approximately 1,300 Boe/d. At the time of the acquisition, the Redsky Assets were estimated by Trilogy management to have approximately 5,542 MBoe of proved plus probable reserves. Included in the Redsky Assets is approximately $1.8 million (as estimated by Trilogy management) of undeveloped land and seismic data.

DETAILS OF THE OFFERING

This offering consists of 175,000 Debentures at a price of $1,000 per Debenture. An additional 26,250 Debentures may be issued if the Option is exercised in full. The following is a summary of the Indenture (as defined below) which describes the material terms and provisions of the Debentures. However, it is the Indenture, and not this summary, that governs your rights as a holder of the Debentures.

Where the context requires, references in this prospectus to a number of Debentures or "per Debenture" refer to Debentures in the principal amount of $1,000.

Debentures

General

The Debentures will be issued under a trust indenture to be entered into on the closing of this offering (the "Indenture") between the Trust and Computershare Trust Company of Canada, as trustee (the "Debenture Trustee"). The aggregate principal amount of the Debentures authorized for issue will be unlimited. References in this section to "debentures" is a reference to all debentures outstanding from time to time under the Indenture, as it may be further supplemented from time to time.

The Debentures will be dated as of the date of closing of this offering and will be issuable only in denominations of $1,000 and integral multiples thereof. The Maturity Date for the Debentures will be November 30, 2011.

The Debentures will bear interest from the date of issue at 6.25% per annum, which will be payable semi-annually in arrears on May 31st and November 30th in each year, commencing May 31, 2007. The first interest payment will include interest accrued from the date of closing to, but excluding, May 31, 2007.

The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Trust Units as further described under "Redemption and Purchase" and "Payment upon Redemption or Maturity". The interest on the Debentures will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Election as described under "Interest Payment Option".

The Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Trust as described under "Subordination". Other than as described herein, the Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The Debentures will be convertible at the holder's option into fully paid and non-assessable Trust Units at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $18.50 per Trust Unit, being a conversion rate of 54.0541 Trust Units for each $1,000 principal amount of Debentures, subject to adjustment as provided in the Indenture. Holders converting their Debentures will receive all accrued and unpaid interest thereon to the date of conversion.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the conversion price in certain events including: (a) the subdivision or consolidation of the outstanding Trust Units; (b) the distribution of Trust Units to holders of Trust Units by way of distribution or otherwise other than an issue of securities to holders of Trust Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Trust Units entitling them to acquire Trust Units or other securities convertible into Trust Units at less than 95% of the then current market price (as defined below) of the Trust Units; and (d) the distribution to all holders of Trust Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course, which includes any distributions to pay out any remaining income of the Trust for a fiscal year required under the terms of the Trust Indenture (as defined herein)). There will be no adjustment of the conversion price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Trust will not be required to make adjustments in the conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

The term "current market price" will be defined in the Indenture to mean the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Trust Units or in the case of any consolidation, amalgamation or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding-up, be entitled to receive the number of Trust Units such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Trust Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding-up.

No fractional Trust Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest provided, however, the Trust shall not be required to make any cash payment less than $10.00.

Redemption and Purchase

The Debentures will not be redeemable on or before November 30, 2009. After November 30, 2009 and before the Maturity Date, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days notice, at a Redemption Price of $1,050 per Debenture after November 30, 2009 and on or before November 30, 2010 and at a Redemption Price of $1,025 per Debenture after November 30, 2010 and before the Maturity Date, in each case plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 and not less than 40 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the applicable Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which have matured, as the case may be, by issuing freely tradeable Trust Units to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the Maturity Date, as the case may be. No fractional Trust Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest provided, however, the Trust shall not be required to make any cash payment less than $10.00.

Subordination

The payment of the principal and premium, if any, of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness and indebtedness to trade creditors of the Trust. "Senior Indebtedness" of the Trust will be defined in the Indenture as the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of or guaranteed by the Trust (whether outstanding as at the date of Indenture or thereafter incurred), other than indebtedness evidenced by the Debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to, the Debentures. Subject to statutory or preferred exceptions or as may be specified by the terms of any particular securities, each debenture will rank *pari passu* with each other debenture, and with all other present and future

subordinated and unsecured indebtedness of the Trust except for sinking provisions (if any) applicable to different series of debentures or similar types of obligations of the Trust.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, then those holders of Senior Indebtedness, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon (but excluding the issuance of Trust Units upon any conversion, redemption or maturity). The Indenture will also provide that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without any limitation by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and the notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Trust, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors.

Priority over Trust Distributions

The Trust Indenture (as defined herein) provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the Trust Units (a "Change of Control"), the Trust will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "Offer"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "Offer Price").

The Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Offer to repurchase all the outstanding Debentures.

If 90% or more in aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Offer, the Trust will have the right and obligation to redeem all the remaining Debentures at the Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Offer.

Interest Payment Option

The Trust may elect, from time to time and subject to regulatory approval, if required, to satisfy its obligation to pay all or any part of the interest on the Debentures (the "Interest Obligation"), on the date it is payable under the Indenture (an "Interest Payment Date"), by delivering sufficient Trust Units to the Debenture Trustee to satisfy all or any part of the Interest Obligation in accordance with the Indenture (the "Unit Interest Payment Election"). The Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Trust Units, (b) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government

securities (as defined in the Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Trust Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Indenture will set forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Trust Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Trust Units in satisfaction of the Interest Obligation.

Events of Default

The Indenture will provide that an event of default ("Event of Default") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Debentures: (a) failure for 10 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, when due on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% in principal amount of Debentures, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of a majority of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made for debentures which is a take-over bid for debentures within the meaning of the *Securities Act* (Alberta) (assuming for the purposes of the definition in such Act "debentures" are equivalent to "voting securities") and not less than 90% of the debentures (other than debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the debentures held by the holders of debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all debenture holders resolutions passed at meetings of the holders of debentures by votes cast thereat by holders of not less than 66⅔% of the principal amount of the debentures present at the meeting and voting on such resolution or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the debentures. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of debentures of each particularly affected series.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada be the beneficial owners of a majority of the Trust Units. The Trust may, at any time and from time to time, in its sole discretion, require the Debenture Trustee to make

reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership of debentures, perform residency searches of registered and beneficial debentureholders mailing address lists and take such other steps specified by the Trust to determine or estimate as best possible the residence of the beneficial owners of debentures. If the Trust becomes aware that the beneficial owners of 49% or more of the debentures then outstanding are or may be non-residents of Canada ("Non-Residents") or that such a situation is imminent and the board of directors of the Administrator determines such steps are required in order for the Trust to maintain its status as a "mutual fund trust" under the Tax Act (as defined herein) or are otherwise in the interest of the Trust, the Trust may require the Debenture Trustee to: i) refuse to issue or register a transfer of debentures to a person unless the person provides a declaration that the debentures to be issued or transferred to such person are not beneficially owned by a Non-Resident and to take such other action(s) as the board of directors of the Administrator determines is appropriate in the circumstances, and ii) send a notice to registered holders of debentures which are beneficially owned by Non-Residents, chosen, in inverse order to the order of acquisition or registration of such debentures or in such other manner as the Trust may consider equitable and practicable, requiring them to sell their debentures which are beneficially owned by Non-Residents or a specified portion thereof within a specified period of not less than 60 days. If the debentureholders receiving such notice have not sold the specified number of debentures or provided the Debenture Trustee and the Trust with satisfactory evidence that such debentures are not beneficially owned by Non-Residents within such period, the Trust may require the Debenture Trustee, on behalf of such registered debentureholder, to sell such debentures.

Limitation on Issuance of Additional Debentures

The Indenture will provide that the Trust shall not issue additional convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" will be defined in the Indenture as the total principal amount of all issued and outstanding convertible debentures of the Trust on the date of issuance of such additional convertible debentures which are convertible at the option of the holder into Trust Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Trust Units of the Trust on the date of issuance of such additional convertible debentures by the weighted average price of the Trust Units on the TSX for the last 20 consecutive trading days in the month prior to entering into an agreement to issue such additional convertible debentures.

Book-Entry System for Debentures

The Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS (a "Participant"). On the Closing Date, the Debenture Trustee will cause a certificate representing the Debentures to be delivered to CDS and registered in the name of its nominee, CDS & Co.

Unless the book-entry only system is terminated as described below, a purchaser acquiring a beneficial interest in the Debentures (a "Beneficial Owner"), will not be entitled to receive a certificate for Debentures or, unless requested, for the Trust Units issuable pursuant to the conversion of the Debentures. Purchasers of Debentures will not be shown on the records maintained by CDS, except through a Participant.

Beneficial interests in Debentures will be represented solely through the book-entry only system and such interests will be evidenced by customer confirmations of purchase from the registered dealer from which the applicable Debentures are purchased in accordance with the practices and procedures of that registered dealer. In addition, registration of interests in and transfers of the Debentures will be made only through the depository service of CDS.

As indirect holders of Debentures investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.

The Debentures will be issued to beneficial owners thereof in fully registered and certificate form ("Debenture Certificates") only if: (a) required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) the Trust or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge

its responsibilities as depository with respect to the Debentures and the Trust is unable to locate a qualified successor; (d) the Trust, at its option, decides to terminate the book-entry only system through CDS; or (e) after the occurrence of an Event of Default (as defined herein), Participants acting on behalf of Beneficial Owners of Debentures representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest provided the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee, with respect to the Debentures, must notify CDS, for and on behalf of Participants and Beneficial Owners of Debentures of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the global certificates representing the Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter the Trust will recognize the holders of such Debenture Certificates, as debentureholders under the Indenture.

Interest on the Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on the Trust and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. With respect to the Debentures, payment of principal, including payment in the form of Trust Units if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of Trust Units if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Indenture.

Neither the Trust nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or any payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of a Participant. The rules governing CDS provide that it acts as the agent and depository for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for any payments relating to the Debentures paid by or on behalf of the Trust to CDS.

DESCRIPTION OF TRUST UNITS

The following is a summary of the material attributes and characteristics of the Trust Units and is qualified in its entirety by the terms of the trust indenture dated February 25, 2005 as amended and restated as of April 1, 2005 and May 9, 2006 between Computershare Trust Company of Canada, the settlor of the Trust and the Administrator (the "Trust Indenture"), a copy of which is available at *www.sedar.com*.

The Trust is authorized to issue an unlimited number of Trust Units pursuant to the Trust Indenture. The holders of Trust Units are entitled to vote at all meetings of Unitholders on the basis of one vote per Trust Unit. Each Trust Unit is transferable and represents an equal, fractional, undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units rank among themselves rateably without discrimination, preference or priority. Unitholders are not required to make any future contributions in respect of their Trust Units. Trust Units are redeemable at any time at the option of the holder on the terms, and subject to the conditions and limitations, described in the Trust Indenture. The Trust may issue additional Trust Units or securities exercisable or convertible therefor from time to time in accordance with the provisions of the Trust Indenture.

The Trust Indenture also provides for, among other things, the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the trustee of the Trust and the form of Trust Unit certificates. The Trust Indenture also provides that no Unitholder shall be personally liable to any person in connection with the Trust and the activities of the Trust and all claims against the Trust shall be satisfied out of the assets of the Trust. Amendments to the Trust Indenture require, subject to certain exceptions, approval by a special meeting of Unitholders at which a resolution must be passed by not less than 66⅔% of the votes cast, either in person or by proxy, at such meeting or approval in writing by holders of not less than 66⅔% of the outstanding Trust Units.

Unitholders of record on the last day of each month, or the business day following the last day of the month if the last day of the month is not a business day (with the exception that December 31 is always a record date), are entitled to receive distributions on Trust Units payable by the Trust in respect of that month. Such distributions are made on or about the fifteenth day of the following month.

EARNINGS COVERAGE

The following earnings coverages are calculated on a consolidated basis for the twelve-month periods ended December 31, 2005 and June 30, 2006, respectively, and are derived from audited financial information, in the case of the nine months ended December 31, 2005, and unaudited financial information, in the case of the twelve-month period ended June 30, 2006.

The annualized earnings of the Trust before interest and income tax expense based on the nine month financial year of the Trust ended December 31, 2005 and the earnings of the Trust before interest and income tax expense for the twelve-month period ended June 30, 2006 were $146.1 million and $172.9 million, respectively. The annualized interest expense based on the nine month financial year of the Trust ended December 31, 2005 and the interest expense for the twelve-month period ended June 30, 2006, was $9.4 million and $9.8 million, respectively, for a coverage ratio of 15.5 and 17.6 times, respectively.

After giving effect to the issuance of the Debentures (including all Debentures issuable upon exercise of the Option), the pro forma earnings of the Trust before interest and income tax expense remains unchanged. After giving effect to the issuance of the Debentures (including all Debentures issuable upon exercise of the Option), the pro forma annualized interest expense based on the nine month financial year of the Trust ended December 31, 2005 and the pro forma interest expense for the twelve-month period ended June 30, 2006 was $14.3 million and $14.0 million, respectively, resulting in a coverage ratio of 10.2 and 12.3 times, respectively.

USE OF PROCEEDS

The net proceeds from the sale of the Debentures offered hereby are estimated to be $167,500,000, after deducting the aggregate of the Underwriters' fees and estimated expenses of the offering of $7,500,000. If the Option is exercised in full, the net proceeds from the sale of the Debentures offered hereby are estimated to be $192,700,000, after deducting the aggregate of the Underwriters' fees and the estimated expenses of the offering of $8,550,000. The net proceeds from the sale of the Debentures offered hereby will be used by Trilogy to completely repay indebtedness incurred under the Acquisition Facility with the remaining proceeds being used to repay indebtedness under the credit facility. Approximately $142 million of the indebtedness to be repaid with the net proceeds was used to finance the acquisition of Blue Mountain with the balance of such indebtedness having been incurred for general trust and operating purposes. See "Recent Developments", "Relationship Among the Trust and Certain Underwriters" and "Consolidated Capitalization".

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Trust as at the dates indicated and, in respect of September 30, 2006, both before and after giving effect to the offering.

Designation	Authorized	As at December 31, 2005	As at June 30, 2006	As at September 30, 2006 before giving effect to the offering	As at September 30, 2006 after giving effect to the offering[3]
		(in $ millions except Trust Unit amounts)			
Long Term Debt[1]	-	$108.4	$252.1	$254.5	$203.8
Debentures[2]	-	-	-	-	$201.3
Trust Units	Unlimited	$550.1	$673.8	$688.0	$688.0
		(85,133,395 Trust Units)	(91,633,395 Trust Units)	(92,424,768 Trust Units)	(92,424,768 Trust Units)

Notes:

(1) Trilogy has a credit agreement with a syndicate of Canadian chartered banks. Under the credit agreement, Trilogy has a $355 million committed revolving and term facility and a $35 million working capital facility. Borrowings under the facilities bear interest at the lenders' prime rate, Bankers' Acceptance rate, US base rate or LIBOR, plus a margin dependent on certain conditions. The revolving nature of the credit facilities are scheduled to expire on March 30, 2007, subject to extension. If the revolving portions of the facilities are not extended, those portions will have a term maturity date of one year from expiration. Advances drawn under the credit facilities

are secured by a fixed and floating charge over all of Trilogy's assets. On September 2, 2006, Trilogy entered into a committed term sheet in respect of the Acquisition Facility with a Canadian chartered bank to partially finance the acquisition of Blue Mountain. The Acquisition Facility is a $100 million term facility and advances under the Acquisition Facility are subject to the execution of definitive documentation and certain other conditions precedent. Borrowings under the Acquisition Facility bear interest at the lenders' prime rate or bankers' acceptance rate plus an applicable margin of 1% above the applicable interest rate under the existing credit facility to and including January 24, 2007 (1.5% after January 24, 2007). The Acquisition Facility has a 6 month term and is secured by a fixed and floating charge over all of Trilogy's assets ranking secondary to the lenders' security under the existing credit facility. Does not include the Debentures which are disclosed separately in this table. Under the credit facility and Acquisition Facility (the "Facilities"), the Trust, absent having received a waiver from the lenders under the Facilities (the "Lenders"), is precluded from making distributions to Unitholders to the extent an event of default, borrowing base shortfall or termination event has occurred. An event of default generally may include among other things: failure to pay amounts owing to the Lenders; failure to perform or observe any covenant or provision in the Facilities that cannot be cured satisfactory to the Lenders; default on any material contracts or the occurrence of certain events that could have a material adverse effect on the Trust; the insolvency of the Trust; the disposition of substantially all of the Trust's assets; changes in ownership or beneficial ownership of the Trust's subsidiaries and related assets; judgments, writs and encumbrances of a material amount; and, cash distribution of amounts in excess of the available cash flow as determined in the agreements governing the Facilities. A borrowing base shortfall may occur, generally, to the extent amounts outstanding under the Facilities are in excess of the value of the Trust's assets secured by the Lenders. A termination event may occur, generally to the extent an event has occurred which would cause the automatic acceleration and repayment of outstanding indebtedness under the agreements governing the Facilities.

(2) For the terms of the Debentures, refer to "Details of the Offering".

(3) Assuming the Option is exercised in full and based on the issuance of $201,250,000 principal amount of Debentures for aggregate net proceeds of $192,700,000.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The Trust Units are listed on the TSX under the symbol "TET.UN".

The following table outlines the trading price range and trading volume of the Trust Units since January, 2006. The Trust Units have been listed on the TSX since April 6, 2005.

	Price Range ($)		
2006	**High**	**Low**	**Trading Volume**
January	23.75	21.75	6,320,275
February	23.50	18.35	5,371,215
March	20.09	17.91	12,238,501
April	22.25	19.14	10,143,407
May	21.15	17.50	9,904,112
June	19.75	17.50	3,055,132
July	20.24	18.00	4,187,403
August	20.70	18.52	3,973,433
September	18.73	15.33	4,560,649
October (1-30)	16.89	14.04	8,065,735

On October 30, 2006, the closing price of the Trust Units on the TSX was $15.48.

RECORD OF DISTRIBUTIONS TO UNITHOLDERS

The Trust made monthly cash distributions of $0.25 per Trust Unit for each of January, February, March and April 2006, made monthly cash distributions of $0.20 per Trust Unit for each of May, June, July, August and September 2006, and declared a monthly cash distribution of $0.16 per Trust Unit for the month of October 2006. See "Recent Developments".

PLAN OF DISTRIBUTION

Pursuant to an agreement dated October 19, 2006 (the "Underwriting Agreement") among the Trust, the Administrator, Trilogy Energy LP and the Underwriters, the Trust has agreed to issue and sell, and the Underwriters have agreed, severally and not jointly, to purchase on November 7, 2006 (or such later date as the Trust and the Underwriters may agree, such date not to be later than December 5, 2006), subject to the terms and conditions stated therein, all but not less than all of the 175,000 Debentures offered hereby at a price of $1,000 per Debenture for total gross proceeds of $175,000,000 payable in cash to the Trust against delivery of the Debentures. In consideration of the services provided in connection with this offering, the Trust will pay the Underwriters a fee of $40 per

Debenture issued pursuant to this offering for an aggregate fee of $7,000,000. The offering price of the Debentures offered hereunder was determined by negotiation between the Administrator, on behalf of the Trust, and BMO Nesbitt Burns Inc., on behalf of itself and the other Underwriters.

Pursuant to the Underwriting Agreement, the Trust granted to the Underwriters the Option to purchase up to an additional $26,250,000 principal amount of Debentures at the offering price plus accrued interest from the closing date of the offering to the date on which the Debentures are issued pursuant to the exercise of the Option to cover over-allotments, if any, and for market stabilization purposes. The Option is exercisable, in whole or in part, by BMO Nesbitt Burns Inc., on behalf of the Underwriters, for a period of 30 days following closing of the offering. This prospectus also qualifies the issuance of the Option and the issuance of Debentures upon exercise of the Option. If the Option is exercised in full, the total price, Underwriters' fee and net proceeds of the offering (before deducting expenses of the offering) will be $201,250,000, $8,050,000 and $193,200,000, respectively.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint and several, and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. If any one or more of the Underwriters fails to purchase the Debentures which it or they agreed to purchase and the number of Debentures that it or they agreed to purchase is not more than 5% of the aggregate number of Debentures agreed to be purchased by the Underwriters, the non-defaulting Underwriters are obligated severally, in their respective allotments, to purchase the Debentures which such defaulting Underwriter(s) failed to purchase. If any one or more of the Underwriters fails to purchase the Debentures which it or they agreed to purchase and the number of Debentures that it or they agreed to purchase is more than 5% of the aggregate number of Debentures agreed to be purchased by the Underwriters, the non-defaulting Underwriters may terminate their obligations to purchase their allotment of Debentures, but have the right to purchase all of the Debentures which would otherwise have been purchased by such defaulting Underwriter(s) on a pro rata basis. The Underwriters are, however, obligated to take up and pay for all of the Debentures (other than pursuant to the Option to the extent it is not exercised) if any of the Debentures are purchased under the Underwriting Agreement. Each of the Trust, the Administrator and Trilogy Energy LP has agreed to indemnify the Underwriters and their respective affiliates, shareholders, directors, officers, employees and agents against certain liabilities.

The Trust has agreed that, subject to certain exceptions, it will not sell or offer to sell, or enter into an agreement to sell or offer to sell, Trust Units or any securities exchangeable, convertible or exercisable into Trust Units, or announce any intention to do any of the foregoing, for a period of 90 days subsequent to the closing date of this offering without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld. The Trust has also undertaken to use its reasonable commercial efforts to obtain an agreement of Paramount not to, and to cause each entity within its control not to, directly or indirectly, (i) sell or offer to sell any Trust Units, (ii) lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or (iii) enter into any swap or other arrangement that transfers any of the economic consequences of ownership of Trust Units, or announce any intention to do any of the foregoing, for a period of 90 days subsequent to the closing date of this offering without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld. The Underwriting Agreement also provides that it is a condition to the closing of the offering that Clayton H. Riddell, the Chairman of the Administrator and the Chairman and Chief Executive Officer of Paramount, who is a significant Unitholder, provide an agreement not to, and to cause each entity within his control not to, directly or indirectly, (i) sell or offer to sell any Trust Units, (ii) lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or (iii) enter into any swap or other arrangement that transfers any of the economic consequences of ownership of Trust Units, or announce any intention to do any of the foregoing, for a period of 90 days subsequent to the closing date of this offering without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld.

The TSX has conditionally approved the listing of the Debentures offered pursuant to this short form prospectus and the Trust Units issuable upon conversion of the Debentures. Listing is subject to the Trust fulfilling all of the listing requirements of the TSX on or before January 24, 2007.

The Underwriters have advised the Trust that, in connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units or the Debentures at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

RELATIONSHIP AMONG THE TRUST AND CERTAIN UNDERWRITERS

Each of BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank (collectively, the "Banks") which is a lender to Trilogy and to which Trilogy is presently indebted. Consequently, the Trust may be considered to be a connected issuer of each of these Underwriters for the purposes of Canadian securities legislation.

As at October 31, 2006, Trilogy was indebted to its lenders in the aggregate amount of $400.3 million under Trilogy's credit facilities with its lenders, including the Acquisition Facility. Trilogy is in compliance with all material terms of the agreements governing such credit facilities. Advances drawn under the credit facilities are secured by a fixed and floating charge over all of Trilogy's assets. Neither Trilogy's financial position nor the value of the security under the credit facilities has changed adversely to the detriment of the creditors since the indebtedness under the credit facilities was incurred.

The decision to offer the Debentures offered hereby and the determination of the terms of the distribution were made through negotiations between the Administrator, on behalf of the Trust, and BMO Nesbitt Burns Inc., on its own behalf and on behalf of the other Underwriters. The Banks did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of this offering, each of BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. will receive its share of the Underwriters' fee payable by the Trust to the Underwriters. The net proceeds from the sale of Debentures offered hereby will be used by Trilogy to repay indebtedness under its credit facilities including any indebtedness incurred under the Acquisition Facility. The Banks are parties to the credit facilities. See "Use of Proceeds".

RISK FACTORS

An investment in the Debentures offered by this short form prospectus is subject to certain risks. The risk factors identified below and under the heading "Risk Factors" at pages 34 to 41 of the AIF and "Risks and Uncertainties" in the MD&A, which are incorporated by reference herein, should be carefully reviewed and evaluated by prospective purchasers of Debentures before purchasing Debentures hereunder.

Income Tax Proposals

On October 31, 2006 Federal Finance Minister Jim Flaherty (the "Finance Minister") announced a proposal to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders. The Finance Minister said existing trusts would have a four-year transition period and would not be subject to the new rules until 2011. Until such rules are released in legislative form and passed into law it is uncertain what the impact of such rules will be to the Trust and its Unitholders. However, assuming such proposals are ultimately enacted in the form proposed, the implementation of such proposals would be expected to result in adverse tax consequences to the Trust and certain of its Unitholders which could be materially different than the consequences described herein under the heading "Canadian Federal Income Tax Considerations" and may impact cash distributions from the Trust.

Market for Debentures

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures purchased under this short form prospectus. There can be no assurance that an active trading market will develop for the Debentures after the offering, or if developed, that such a market will be sustained at the price level of the offering.

Prior Ranking Indebtedness

The Debentures will be subordinate to all Senior Indebtedness and to any indebtedness of trade creditors of the Trust. The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least pari passu with such other creditors.

Absence of Covenant Protection

Other than as described herein, the Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging of charging its properties to secure any indebtedness. The Indenture will not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Trust.

Debt Service

As of October 31, 2006, Trilogy had drawn $400.3 million under its credit facilities, including the Acquisition Facility. Although the net proceeds will be used to reduce such indebtedness, variations in interest rates and scheduled principal repayments or the need to refinance such credit facilities upon expiration could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust. Although it is believed that the credit facilities are sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Trilogy, that additional funds can be obtained or that, upon expiration, the credit facilities can be refinanced on terms acceptable to Trilogy or the lenders. In such circumstances, cash distributions may be reduced.

Possible Failure to Realize Anticipated Benefits of the Blue Mountain Acquisition

Trilogy will acquire Blue Mountain in support of its strategy of developing tight gas reservoirs in the deep basin area of Alberta. Achieving the benefits of this acquisition will depend in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as Trilogy's ability to realize the anticipated growth opportunities and synergies from integrating the Blue Mountain Assets into Trilogy's existing business. The integration of the Blue Mountain Assets into Trilogy's business will require the dedication of management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Trilogy's ability to achieve the anticipated benefits of this acquisition.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Macleod Dixon LLP, counsel for the Trust, and Stikeman Elliott LLP, counsel for the Underwriters (together, "Counsel"), the following summary describes the principal Canadian federal income tax considerations generally applicable under the *Income Tax Act* (Canada) (the "Tax Act") to a holder who acquires Debentures pursuant to this offering and who, for purposes of the Tax Act at all relevant times, is resident in Canada, holds the Debentures as capital property and deals at arm's length and is not affiliated with the Trust and the Underwriters. Generally, the Debentures will be considered to be capital property to a holder provided the holder does not hold the Debentures in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Debentures as capital property may, in certain circumstances, be entitled to have their Debentures treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to (a) a holder that is a "financial institution" as defined in the Tax Act for the purposes of the "mark-to-market" rules, (b) a holder an interest in which is a "tax shelter investment" under the Tax Act, or (c) a holder that is a "specified financial institution" as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Debentures.

This summary is based upon the facts set out in this prospectus and a certificate of an officer of the Administrator, as to certain factual matters, the provisions of the Tax Act and the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and Counsel's

understanding of the current published administrative and assessing policies of the Canada Revenue Agency. **To the extent that details have been released, this summary also takes into account the October 31 Proposals. If enacted in the form proposed, such proposals would be expected to result in adverse tax consequences to the Trust and certain of its Unitholders which could be materially different than the consequences described herein.**

This summary is based on the assumption that the Trust will at all times comply with the Trust Indenture, as such indenture may be amended from time to time. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the offering and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action. No assurance can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary specifically does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice to any particular holder or prospective holder of Debentures. Consequently, holders and prospective holders of Debentures should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of Debentures.

Status of the Trust

This summary assumes that the Trust will qualify at the closing of the offering, and will continue to qualify thereafter, as a "mutual fund trust" as defined in the Tax Act. Management of the Administrator has advised Counsel that it intends to ensure that the Trust will meet the requirements to qualify as a mutual fund trust at all times. **If the Trust were not to qualify as a mutual fund trust at any particular time, the Canadian federal income tax considerations described below would, in some respects, be materially different.**

Pursuant to the October 31 Proposals the Trust will likely be characterized as a "specified investment flow-through" ("SIFT") trust and as a result would be subject to the October 31 Proposals. It is assumed for purposes of this summary that the Trust will be characterized as a SIFT trust. The October 31 Proposals are to apply commencing January 1, 2007 for all SIFT trusts that begin to be publicly traded after October 2006 and January 1, 2011 for all SIFT trusts that were previously publicly traded. It is assumed for the purposes of this summary that the Trust will not be subject to the October 31 Proposals until January 1, 2011.

Taxation Principles Applicable to the Trust

The taxation year of the Trust is the calendar year. In each taxation year, the Trust will be subject to tax under the Tax Act at rates applicable to a trust on its income for the year which will include such amount of the income of Trilogy Holding Trust as is paid or becomes payable in the year to the Trust and is deducted by Trilogy Holding Trust in computing its income under the Tax Act (including amounts of net taxable capital gains or taxable dividends designated by Trilogy Holding Trust in respect of the Trust), less the portion thereof that the Trust deducts in respect of amounts that are paid or that become payable by the Trust in the year to Unitholders. An amount will be considered to become payable to a Unitholder in a taxation year if the Unitholder is entitled in that year to enforce payment of the amount.

Pursuant to the October 31 Proposals a SIFT trust will be prevented from deducting any part of the amounts payable to Unitholders in respect of (i) income from businesses it carries on in Canada; (ii) income (other than dividends that the trust could, if it were a corporation, deduct under the Tax Act) from its non-portfolio properties; and (iii) taxable capital gains from its dispositions of non-portfolio properties. "Non-portfolio properties" include Canadian resource properties (if the total fair market value of the SIFT trust's Canadian resource properties and certain other types of property is greater than 50% of the total enterprise value of the SIFT trust itself) and investments in a "subject entity" (if the SIFT trust holds securities of the subject entity that have a fair market value greater than 10 percent of the subject entity's total enterprise value, or if the SIFT trust holds securities of the subject entity or its affiliates that have a total fair market value greater than 50% of the enterprise value of the SIFT trust). A subject entity will include corporations resident in Canada, trusts resident in Canada, and partnerships that are

Canadian partnerships for purposes of the Tax Act. It is expected that the investment by the Trust in Trilogy Holding Trust will be an investment in a subject entity for these purposes.

In computing its income, the Trust may deduct reasonable amounts on account of interest, administrative, management and other expenses incurred by it in the course of carrying on its investment undertaking for the purpose of earning income and not reimbursed to it.

Under the Trust Indenture, an amount equal to all of the net income of the Trust and any net taxable capital gains realized by the Trust (other than capital gains or income realized by the Trust on an in specie redemption of Trust Units which are designated by the Trust to redeeming Unitholders) together with the non-taxable portion of any net capital gains realized by the Trust will generally be paid or become payable in the year to Unitholders by way of cash distributions, subject to the exceptions described below. To the extent that the Trust does not have available cash to pay cash distributions equal to the net income of the Trust, such net income may be distributed to Unitholders in the form of additional Trust Units. Subject to the October 31 Proposals, income of the Trust payable to Unitholders, whether in cash, additional Trust Units or otherwise, will generally be deductible by the Trust in computing its income.

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Trust Units during the year (the "capital gains refund"). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Trust's tax liability for that taxation year arising as a result of an in specie distribution on the redemption of Trust Units. The Trust Indenture provides that the taxable portion of any capital gain or income realized by the Trust as a result of that redemption may, at the discretion of the board of directors of the Administrator, be treated as income paid to, and designated as a taxable capital gain or income of, the redeeming Unitholders. Any amount so designated must be included in the income of the redeeming Unitholders and will be deductible by the Trust in computing its income.

Counsel has been advised that the Trust intends under the existing provisions of the Tax Act to make sufficient distributions in each year of its net income for tax purposes and any net realized taxable capital gains so that the Trust generally will not be liable in such year for income tax under Part I of the Tax Act, however, no assurance can be given in this regard. The Trust generally is expected to designate to the Unitholders any net taxable capital gains received or realized by it or designated to it by Trilogy Holding Trust so that such amounts retain their character when received by Unitholders. Under the October 31 Proposals commencing in January 2011, the Trust will be liable for tax at rates of tax comparable to the combined federal and provincial corporate tax rate for all income payable to Unitholders, which the Trust will not be able to deduct as a result of being characterized as a SIFT trust.

Taxation of Debenture Holders

Interest on Debentures

A holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the Debentures that accrues to it to the end of the particular taxation year or that has become receivable by or is received by the holder before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year.

Any other holder will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the interest was included in the holder's income for a preceding taxation year. In addition, if in a taxation year such a holder holds Debentures on any "anniversary day" thereof, the holder will be required to include in income for the year interest that has accrued to the holder to the end of that date on the Debentures, to the extent that the interest was not otherwise included in computing the income of the holder for the year or a preceding taxation year. For this purpose, the "anniversary day" of a Debenture means (i) the day that is one year after the day immediately preceding the date of its issue; (ii) the day that occurs at every successive one year interval from the day determined under (i); and (iii) the day upon which the Debenture was disposed of.

A holder of Debentures that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay a refundable tax of 6⅔ percent on certain investment income, including interest and taxable capital gains.

Exercise of Conversion Privilege

A holder of a Debenture who exchanges the Debenture for Trust Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Trust Units so acquired at the time of the exchange and the amount of any cash received in lieu of a fractional Trust Unit. The holder will realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures".

The cost to the holder of the Trust Units so acquired will be equal to their fair market value and must be averaged with the adjusted cost base of all other Trust Units held by the holder at the time as capital property for the purpose of calculating the adjusted cost base of each such Trust Unit.

Redemption or Repayment of Debentures

If the Trust redeems a Debenture prior to maturity or repays a Debenture upon maturity and the holder does not exercise the conversion privilege prior to such redemption or repayment, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received as interest) on such redemption or repayment. If the holder receives Trust Units on redemption or repayment, the holder will be considered to have received proceeds of disposition equal to the fair market value of such Trust Units. The holder may realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures". The cost to the holder of the Trust Units so received will be equal to their fair market value and must be averaged with the adjusted cost base of all other Trust Units held by the holder at that time as capital property for the purpose of calculating the adjusted cost base of each such Trust Unit.

Other Dispositions of Debentures

A disposition or deemed disposition by a holder of a Debenture will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater (or less) than the aggregate of the holder's adjusted cost base thereof and any reasonable costs of disposition. Any such capital gains or capital losses will be treated, for tax purposes, in the same manner as capital gains and capital losses arising from a disposition of Trust Units which treatment is discussed below under "Taxation of Unitholders".

Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition will be included in computing the holder's income, except to the extent such amount was otherwise included in the holder's income, and will be excluded in computing the holder's proceeds of disposition of the Debenture.

Taxation of Unitholders

Pursuant to the existing provisions of the Tax Act a Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder such portion of the net income of the Trust for a taxation year, including net taxable capital gains, as is paid or becomes payable to the Unitholder in that particular taxation year, whether received in cash, additional Trust Units or otherwise. Income of the Trust that is paid or becomes payable to a Unitholder generally will be considered income from property, irrespective of its source. Any loss of Trilogy Holding Trust or the Trust for the purposes of the Tax Act cannot be allocated to, or treated as a loss of, the Unitholder.

Pursuant to the October 31 2006 Proposals amounts in respect of Trust income payable to Unitholders that are not deductible to the Trust as a result of the Trust being characterized as a SIFT trust will be treated as dividends payable to the Unitholders. The October 31 Proposals indicate that such deemed dividends from a SIFT trust will be taxed as a taxable dividend from a taxable Canadian corporation. Under existing law dividends received or deemed to be received by an individual (other than certain trusts) will be included in computing the individual's income for

tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations. Dividends received or deemed to be received by a holder that is a corporation will generally be deductible in computing the corporation's taxable income. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act of 33⅓% on dividends received or deemed to be received to the extent that such dividends are deductible in computing taxable income.

A Unitholder that throughout the relevant taxation year is a "Canadian controlled private corporation", as defined in the Tax Act, may be liable to pay a refundable tax of 6⅔% on certain investment income, including certain income of the Trust and net taxable capital gains of the Trust that are paid or become payable to the Unitholder.

The non-taxable portion of net capital gains of the Trust that is paid or becomes payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or becomes payable by the Trust to a Unitholder in that year will not generally be included in the Unitholder's income for the year. However, the payment by the Trust of such excess amount, other than as proceeds of disposition of Trust Units, will generally reduce the adjusted cost base of the Trust Units held by such Unitholder. To the extent that the adjusted cost base of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises and the Unitholder's adjusted cost base of the Trust Unit will be nil immediately thereafter.

Disposition of Trust Units

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition.

A redemption of Trust Units pursuant to the Trust Indenture will be a disposition of such Trust Units for proceeds of disposition equal to the cash received. Where Trust Units are redeemed and property of the Trust is distributed *in specie* to a Unitholder on the redemption, the proceeds of disposition to the Unitholder of the Trust Units will generally be equal to the fair market value of the property so distributed, less the amount of any income or capital gain realized by the Trust on the distribution of such property that is designated to the redeeming Unitholder. Redeeming Unitholders will consequently realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the adjusted cost base of the Trust Units so redeemed. The cost of any property distributed by the Trust (including notes of Trilogy Holding Trust) upon a redemption of Trust Units will be equal to the fair market value of such property at the time of the redemption, less any accrued interest thereon in the case of notes of Trilogy Holding Trust.

Capital Gains and Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Unitholder in a taxation year must be included in the Unitholder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Unitholder in a taxation year must be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay a refundable tax of 6⅔% on certain investment income, including taxable capital gains.

Exempt Plans

Provided that the Trust is a mutual fund trust for purposes of the Tax Act, subject to the specific provisions of any particular plan, the Debentures offered hereunder and the Trust Units issuable upon conversion, redemption or maturity of the Debentures will, on the date of closing, be qualified investments under the Tax Act for trusts

governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (except a deferred profit sharing plan to which the Trust has made a contribution) and registered education savings plans (collectively, "Exempt Plans").

Where an Exempt Plan receives notes of Trilogy Holding Trust or other property of the Trust as a result of an *in specie* redemption of Trust Units, such notes of Trilogy Holding Trust or other property would likely not be qualified investments for the Exempt Plan. Accordingly, Exempt Plans that own Trust Units should consult their own tax advisors before deciding to exercise their redemption rights.

LEGAL MATTERS

Certain legal matters in connection with the issuance and sale of the securities offered hereby will be passed upon on behalf of the Trust by Macleod Dixon LLP and on behalf of the Underwriters by Stikeman Elliott LLP.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta.

The transfer agent and registrar for the Trust Units is, and for the Debentures will be, Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of Macleod Dixon LLP, as a group, and the partners and associates of Stikeman Elliott LLP, as a group, each beneficially own, directly or indirectly, less than 1% of the Trust Units. As of the date hereof, the principals of Paddock Lindstrom & Associates Ltd., the Trust's independent petroleum engineers, as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENTS

Ernst & Young LLP

We have read the short form prospectus of Trilogy Energy Trust (the "Trust") dated October 31, 2006 relating to the qualification for distribution of $175 million convertible unsecured subordinated debentures. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of:

- Our report to the board of directors of the Administrator on the balance sheet of the Trust as at February 25, 2005. Our report is dated February 25, 2005.
- Our report to the board of directors of the Administrator on the balance sheets as at December 31, 2004 and 2003 and the statements of net earnings (loss) and statements of cash flows for the years ended December 31, 2004, 2003 and 2002 on the Spinout Assets (as defined in the above-mentioned prospectus). Our report is dated July 22, 2005.

Calgary, Alberta
October 31, 2006

"Ernst & Young LLP"
Chartered Accountants

PricewaterhouseCoopers LLP

We have read the short form prospectus of Trilogy Energy Trust (the "Trust") dated October 31, 2006 relating to the qualification for distribution of $175 million convertible unsecured subordinated debentures. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report dated February 28, 2006 to the Unitholders of the Trust on the consolidated balance sheet of the Trust as at December 31, 2005 and the consolidated statements of earnings and accumulated earnings and cash flows for the period April 1, 2005 to December 31, 2005.

Calgary, Alberta
October 31, 2006

"PricewaterhouseCoopers LLP"
Chartered Accountants

PricewaterhouseCoopers LLP

We have read the short form prospectus of Trilogy Energy Trust (the "Trust") dated October 31, 2006 relating to the qualification for distribution of $175 million convertible unsecured subordinated debentures. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report dated December 2, 2004 to the Directors of Paramount Resources Ltd. on the schedule of revenues, royalties and operating expenses of the Kaybob Acquired Properties for the year ended December 31, 2003.

Calgary, Alberta
October 31, 2006

"PricewaterhouseCoopers LLP"
Chartered Accountants

PricewaterhouseCoopers LLP

We have read the short form prospectus of Trilogy Energy Trust (the "Trust") dated October 31, 2006 relating to the qualification for distribution of $175 million convertible unsecured subordinated debentures. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report dated December 10, 2004 to the Directors of Paramount Resources Ltd. on the schedule of revenues, royalties and operating expenses of the Marten Creek Acquired Properties for the years ended December 31, 2003, 2002 and 2001.

Calgary, Alberta
October 31, 2006

(signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

CERTIFICATE OF THE TRUST

Date: October 31, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Quebec, this simplified prospectus together with the documents incorporated by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

TRILOGY ENERGY TRUST,
by its administrator:

TRILOGY ENERGY LTD.

(signed) James H. T. Riddell
President and Chief Executive Officer

(signed) Mike Kohut
Chief Financial Officer

(signed) Clayton H. Riddell
Director

(signed) E. Mitchell Shier
Director

CERTIFICATE OF THE UNDERWRITERS

Date: October 31, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Quebec, to our knowledge, this short form prospectus, together with documents incorporated herein by reference, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO NESBITT BURNS INC.

By: (signed) Shane C. Fildes

CIBC WORLD MARKETS INC.	**RBC DOMINION SECURITIES INC.**	**SCOTIA CAPITAL INC.**	**TD SECURITIES INC.**
By: (signed) Michael W. de Carle	By: (signed) Kent D. Ferguson	By: (signed) Brett Undershute	By: (signed) Alec W.G. Clark

FIRSTENERGY CAPITAL CORP.	**GMP SECURITIES L.P.**
By: (signed) John S. Chambers	By: (signed) Wade Felesky

CANACCORD CAPITAL CORPORATION	**NATIONAL BANK FINANCIAL INC.**	**PARADIGM CAPITAL INC.**	**PETERS & CO. LIMITED**
By: (signed) Timothy Hart	By: (signed) Robert B. Wonnacott	By: (signed) Philip J. Moore	By: (signed) Cameron Plewes

UNDERWRITING AGREEMENT

October 19, 2006

Trilogy Energy Trust
Trilogy Energy Ltd.
Trilogy Energy LP
4100, 350 - 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Mr. James H.T. Riddell
President and Chief Executive Officer

Dear Sirs:

Re: Offering of 6.25% Convertible Unsecured Subordinated Debentures of Trilogy Energy Trust

BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., FirstEnergy Capital Corp., GMP Securities L.P., Canaccord Capital Corporation, National Bank Financial Inc., Paradigm Capital Inc. and Peters & Co. Limited (collectively, the "**Underwriters**") understand that Trilogy Energy Trust ("**TET**" or the "**Trust**") proposes to issue and sell 175,000 convertible unsecured subordinated debentures of the Trust (generally, the "**Debentures**", and, in respect of those 175,000 Debentures, the "**Firm Debentures**") with a face value of $1,000 principal amount per Debenture, bearing interest at a rate of 6.25% per annum, payable semi-annually in arrears on May 31 and November 30 of each year commencing May 31, 2007, and a maturity date of November 30, 2011 (the "**Maturity Date**").

The Debentures shall be convertible into Trust Units (as hereinafter defined) at a conversion price of $18.50 per Trust Unit at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, subject to adjustment in certain circumstances, and shall otherwise have such attributes as are described in the Prospectus (as hereinafter defined).

The Underwriters further understand that the Trust is the sole beneficiary of Trilogy Holding Trust ("**Holding Trust**") and legally and beneficially owns all of the outstanding common shares of Trilogy Energy Ltd. (the "**Administrator**"), and that the Administrator is the sole general partner and Holding Trust is the sole limited partner of Trilogy Energy LP.

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the Firm Debentures at the Closing Time (as hereinafter defined) in the respective percentages set forth in section 20, and the Trust hereby agrees to issue and sell to the Underwriters at the Closing Time all, but not less than all, of the Firm Debentures at the purchase price of $1,000 per Firm Debenture.

The Trust hereby grants to the Underwriters an option (the "**Over-Allotment Option**") to purchase from the Trust, at the Underwriters' election, up to 26,250 additional Debentures (the "**Over-Allotment Debentures**") exercisable, in whole or in part from time to time, not later than the 30th day following the Closing Date, upon notice in writing provided to the Trust, for the purpose of covering over-allotments, if any, and for market stabilization purposes. In the event and to the extent that the Underwriters exercise the Over-Allotment Option, subject to the terms and

conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the number of Over-Allotment Debentures as to which the Over-Allotment Option shall have been exercised in the respective percentages set forth in section 20, and the Trust hereby agrees to issue and sell such number of Over-Allotment Debentures to the Underwriters at the purchase price of $1,000 per Over-Allotment Debenture (plus accrued interest from the Closing Date to the Additional Closing Date (as herein defined)).

1. **Definitions**

In this agreement:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Additional Closing Date**" and "**Additional Closing Time**" have the meanings given to those terms in section 15(b);

(c) "**Administration Agreement**" means the administration agreement dated February 25, 2005 among the Administrator, the Trust and Holding Trust;

(d) "**AIF**" means the annual information form of the Trust dated March 3, 2006;

(e) "**Applicable Securities Laws**" means all applicable Canadian securities and corporate laws, rules, regulations, notices and policies in the Qualifying Provinces;

(f) "**ASC**" means the Alberta Securities Commission;

(g) "**Assets**" means the Spinout Assets, all of which are owned by Trilogy Energy LP, and all other petroleum and natural gas properties and related assets that Trilogy Energy LP, Trilogy Redsky LP and any other subsidiary of the Trust may directly or indirectly hold from time to time;

(h) "**Blue Mountain Pre-Acquisition Agreement**" means the pre-acquisition agreement dated September 2, 2006 between Trilogy Energy LP and Blue Mountain Energy Ltd.;

(i) "**Business**" means the business carried on by the Trust, directly or indirectly, in connection with the ownership and development of certain oil and natural gas properties and related assets;

(j) "**Business Day**" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(k) "**Closing Date**" means November 7, 2006 or such other date as may be agreed to by the Underwriters and the Trust;

(l) "**Closing Time**" means 6:30 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Trust may agree;

(m) "**Debenture Indenture**" means the indenture to be dated the Closing Date between the Trust and Computershare Trust Company of Canada in its capacity as trustee thereunder;

(n) "**Documents**" means, collectively, the documents to be incorporated by reference in the Prospectuses and any Supplementary Material, including, without limitation:

(i) the AIF;

(ii) the unaudited consolidated financial statements of the Trust, together with the notes thereto, and management's discussion and analysis of the financial condition and operations of the Trust as at and for the six months ended June 30, 2006;

(iii) the audited consolidated financial statements of the Trust as at December 31, 2005 and for the nine months ended December 31, 2005 and the unaudited consolidated financial statements of the Trust as at December 31, 2004 and for the years ended December 31, 2005 and 2004, together with the notes thereto, and management's discussion and analysis of the financial condition and operations of the Trust for those periods;

(iv) the document dated December 22, 2005 entitled "Certain Financial Information relating to Trilogy Energy Trust", which includes:

(A) the balance sheet of the Trust as at February 25, 2005 and the auditors' report thereon;

(B) the unaudited financial statements for the Spinout Assets for the three months ended March 31, 2005;

(C) the financial statements for the Spinout Assets for the years ended December 31, 2004, 2003 and 2002 and the auditors' report thereon;

(D) the schedule of revenues, royalties and operating expenses for the Kaybob Acquired Properties for the six months ended June 30, 2004 and the year ended December 31, 2003 and the auditors' report for the year ended December 31, 2003;

(E) the schedule of revenues, royalties and operating expenses for the Marten Creek Acquired Properties for the six months ended June 30, 2004, the nine months ended September 30, 2003 and the years ended December 31, 2003, 2002 and 2001 and the auditors' report for the years ended December 31, 2003, 2002 and 2001; and

(F) the unaudited pro forma consolidated statements of earnings of the Trust for the nine months ended September 30, 2005 and the year ended December 31, 2004 and the compilation report thereon; and

(v) the management information circular and proxy statement of the Trust relating to the annual and special meeting of Unitholders held on May 9, 2006;

(o) "**Holding Trust Indenture**" means the amended and restated trust indenture made effective as of April 1, 2005, which amended and restated the trust indenture dated February 25, 2005 pursuant to which Holding Trust was formed, as the same may be further amended, restated or replaced from time to time;

(p) "**Holding Trust Note Indenture**" means the note indenture dated February 25, 2005 between Holding Trust and the Trust, relating to the issue of the Holding Trust Notes;

(q) "**Holding Trust Notes**" means the unsecured promissory notes issued by Holding Trust from time to time in accordance with the Holding Trust Note Indenture, as Series 1, Series 2 or Series 3;

(r) "**Kaybob Acquired Properties**" means certain properties included in the Spinout Assets and defined as such in the Prospectus;

(s) "**Limited Partnership Agreement**" means the amended and restated limited partnership agreement dated April 1, 2005, which amended and restated the limited partnership agreement dated November 10, 2004 pursuant to which Trilogy Energy LP was formed, as the same may be further amended, restated or replaced from time to time;

(t) "**Marten Creek Acquired Properties**" means certain properties included in the Spinout Assets and defined as such in the Prospectus;

(u) "**Material Agreements**" means, collectively, this agreement, the Trust Indenture, the Holding Trust Indenture, the Limited Partnership Agreement, the Administration Agreement, the Services Agreement, the Holding Trust Note Indenture, the Net Profits Interest Agreement and the credit agreements pursuant to which certain financial institutions have made or will make available to Trilogy Energy LP the credit facilities described under the heading "Consolidated Capitalization of the Trust" in the Prospectus;

(v) "**MRRS Procedures**" means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System, as amended or replaced;

(w) "**Net Profits Interest Agreement**" means the net profits interest agreement dated effective April 1, 2005 between Holding Trust and Trilogy Energy LP;

(x) "**Offered Debentures**" means, collectively, the Firm Debentures and the Over-Allotment Debentures;

(y) "**OSC**" means the Ontario Securities Commission;

(z) "**Paddock Lindstrom**" means Paddock Lindstrom & Associates Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

(aa) "**Paddock Lindstrom Report**" means the independent reserves evaluation dated February 1, 2006 of the crude oil, natural gas liquids and natural gas reserves as at December 31, 2005 and the present worth value of those reserves for the crude oil, natural gas liquids and natural gas interests attributable to the Assets held by the Trust and its subsidiaries as of December 31, 2005, prepared by Paddock Lindstrom;

(bb) "**Paramount**" means Paramount Resources Ltd.;

(cc) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Trust to be dated October 24, 2006, and any amendments thereto, in respect of the

distribution of the Offered Debentures, in the English and French languages, including the documents incorporated by reference therein (which will be in the English language only);

(dd) "**Prospectus**" means the final short form prospectus of the Trust, and any amendments thereto, in respect of the distribution of the Offered Debentures, in the English and French languages, including the documents incorporated by reference therein;

(ee) "**Prospectuses**" means, collectively, the Preliminary Prospectus and the Prospectus;

(ff) "**Public Record**" means all information filed by or on behalf of the Trust with the Securities Commissions, including without limitation, the Documents, the Prospectuses, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(gg) "**Qualifying Provinces**" means each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Newfoundland and Labrador and Prince Edward Island;

(hh) "**Securities Commissions**" means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(ii) "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Debentures pursuant to this agreement;

(jj) "**Services Agreement**" means the services agreement dated April 1, 2005 between Paramount Resources, a partnership all of the interests of which are owned directly or indirectly by Paramount, and the Administrator;

(kk) "**Special Voting Right**" means special voting rights of the Trust with special voting characteristics set forth in the Trust Indenture;

(ll) "**Spinout**" means, collectively, the transactions contemplated by the Plan (as that term is defined in the Spinout Circular), including the Arrangement (as that term is defined in the Spinout Circular) and the other transactions described in the Spinout Circular, all as were completed on April 1, 2005;

(mm) "**Spinout Assets**" means the oil and gas properties and assets which became indirectly owned by the Trust pursuant to the Spinout, as more particularly described in Appendix F to the Spinout Circular;

(nn) "**Spinout Circular**" means, collectively, the notice of meeting, notice of petition and information circular of Paramount dated February 28, 2005;

(oo) "**subsidiary**" has the meaning given to that term in National Instrument 45-106 of the Canadian Securities Administrators, as that instrument is constituted at the date of this agreement;

(pp) "**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report,

application, statement or document which may be filed by or on behalf of the Trust under the Applicable Securities Laws which is incorporated by reference in the Prospectuses;

(qq) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder;

(rr) "**Trust Assets**" means, collectively, 100% of the beneficial interest in Holding Trust, all of the issued and outstanding Holding Trust Notes, 100% of the common shares of the Administrator, Trilogy Redsky Ltd. and Trilogy Acquisition Co. Ltd. and cash;

(ss) "**Trustee**" means Computershare Trust Company of Canada, as trustee of the Trust;

(tt) "**Trust Indenture**" means the Amended and Restated Trust Indenture made effective as of May 9, 2006, which amended and restated the trust indenture initially dated February 25, 2005, as amended and restated, pursuant to which the Trust was formed, as the same may be further amended, restated or replaced from time to time;

(uu) "**Trust's auditors**" means PricewaterhouseCoopers LLP, chartered accountants, Calgary, Alberta;

(vv) "**Trust's counsel**" means Macleod Dixon LLP or such other legal counsel as the Trust, with the consent of the Underwriters, may appoint;

(ww) "**Trust Financial Statements**" means, collectively, the financial statements described in paragraphs (ii), (iii) and (iv) of the definition of "Documents" herein, together with the notes thereto and, where applicable, the auditors' reports thereon;

(xx) "**Trust Units**" means trust units of the Trust, each unit representing an equal fractional undivided beneficial interest in the Trust;

(yy) "**TSX**" means the Toronto Stock Exchange;

(zz) "**Underwriters' counsel**" means Stikeman Elliott LLP or such other legal counsel as the Underwriters, with the consent of the Trust, may appoint;

(aaa) "**Unitholders**" means the holders from time to time of the Trust Units; and

(bbb) "**misrepresentation**", "**material change**" and "**material fact**" shall have the meanings ascribed thereto under the Applicable Securities Laws of the Qualifying Provinces, "**distribution**" means "**distribution**" or "**distribution to the public**", as the case may be, as defined under the Applicable Securities Laws of the Qualifying Provinces and "**distribute**" has a corresponding meaning.

2. **Underwriting Fee**

In consideration of the agreement of the Underwriters to purchase the Offered Debentures and to offer them to the public pursuant to the Prospectus, the Trust agrees to pay to the Underwriters:

(a) at the Closing Time, a fee equal to $40.00 per Firm Debenture (being an aggregate amount of $7,000,000); and

(b) at the Additional Closing Time, a fee equal to $40.00 per Over-Allotment Debenture purchased (being an aggregate amount of $1,050,000 if the Over-Allotment Option is exercised in full).

The foregoing fee (in aggregate, the "**Underwriting Fee**") will be payable from the general funds of the Trust or its subsidiaries. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax ("**GST**") provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided. In the event that Canada Revenue Agency determines that GST is exigible on the Underwriting Fee, the Trust agrees to pay the amount of GST forthwith upon the request of the Underwriters. The Trust also agrees to pay the Underwriters' expenses as set forth in section 12.

3. Attributes of the Offered Debentures

Each of the Offered Debentures will be duly and validly created by the Trust and, when issued and sold by the Trust, will have the attributes set out in the Prospectus.

4. Qualification for Sale

(a) The Trust represents and warrants to the Underwriters that it is eligible to use the prompt offering qualification system described in National Instrument 44-101 for the distribution of the Offered Debentures.

(b) The Trust shall:

(i) use its commercially reasonable efforts to have prepared and filed by October 24, 2006 and in any event not later than October 25, 2006, the Preliminary Prospectus (in the English and French languages; provided that the documents incorporated by reference into the Preliminary Prospectus shall not be required to be in French) and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the ASC as the principal regulator; and

(ii) have obtained from the ASC a preliminary MRRS decision document dated not later than October 25, 2006, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province;

(iii) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, have:

(A) used its reasonable commercial efforts to promptly satisfy or resolve all comments with respect to the Preliminary Prospectus;

(B) prepared and, not later than November 1, 2006 (or such later date as may be agreed to in writing by the Trust and the Underwriters), filed the Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions; provided however that the Trust will use its commercially reasonable efforts to file the Prospectus and such other documents by October 31, 2006; and

(C) obtained a final MRRS decision document dated effective not later than November 1, 2006 (or such later date as may be agreed to in

writing by the Trust and the Underwriters) from the ASC, evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions,

and otherwise fulfilled all legal requirements to enable the Offered Debentures to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province; and

(iv) until the completion of the distribution of the Offered Debentures, promptly take all reasonable additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Offered Debentures for distribution or, in the event that the Offered Debentures have, for any reason, ceased to so qualify, to again qualify the Offered Debentures for distribution and to ensure the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures are freely tradeable in the Qualifying Provinces, save and except for a trade that is a control distribution.

(c) Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Debentures, prior to the filing with any Securities Commissions of any Supplementary Material, the Trust shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents and to have reviewed any documents incorporated by reference therein.

(d) During the period from the date hereof until completion of the distribution of the Offered Debentures, the Trust shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material.

(e) The Trust shall take or cause to be taken all such other reasonable steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Offered Debentures for distribution to the public in the Qualifying Provinces and to ensure the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures are freely tradeable in the Qualifying Provinces, save and except for a trade that is a control distribution.

5. **Delivery of Prospectuses and Related Documents**

The Trust shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as is practicable, with the filing with the Securities Commissions of each of the Prospectuses:

(i) copies of the Preliminary Prospectus or the Prospectus, as applicable, each in the English and French languages, signed as required by the Applicable Securities Laws of the Qualifying Provinces; and

(ii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters, and any other documents required to be filed by the Trust by the Applicable Securities Laws of the Qualifying Provinces in connection with the Preliminary Prospectus or the Prospectus;

(b) as soon as they are available, copies of any Supplementary Material, in the English and French languages, as required, signed as required by the Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from the Trust's auditors and any other auditors (including Ernst & Young LLP) which have audited any of the financial statements included or incorporated by reference in the Prospectuses, in each case, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus with indicated amounts in the financial statements or accounting records of the Trust or other applicable entity or business, and have found such information and percentage to be in agreement, which comfort letter shall be based on the applicable auditors' review having a cut-off date of not more than two Business Days prior to the date of the Prospectus and which comfort letter shall be in addition to the auditors' reports included or incorporated by reference in the Prospectus and any comfort letter addressed to the Securities Commissions;

(d) at the respective times of delivery to the Underwriters of the Prospectuses, the Trust shall deliver to the Underwriters:

(i) an opinion of local counsel in Québec, addressed to the Underwriters and the Underwriters' counsel and dated at the respective dates of the filing of the Preliminary Prospectus and the Prospectus, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that, except for information in the Preliminary Prospectus and the Prospectuses translated by the auditors referred to in Subsection 5(c), the French language version of such document (including, in respect of the Prospectus, information incorporated by reference therein) is in all material respects a complete and adequate translation of the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein; and

(ii) an opinion from each of the auditors referred to in Subsection 5(c), addressed to the Underwriters and the Underwriters' counsel and dated the respective dates of the filing of the Preliminary Prospectus and the Prospectus, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that the information excepted from the opinion of counsel referred to in Subsection 5(d)(i) in the French language version of such document (including, in respect of the Prospectus, information incorporated by reference therein) is in all material respects a complete and proper translation of the information contained in the English language versions thereof; and

(e) prior to or contemporaneously with the filing of the Prospectus, evidence satisfactory to the Underwriters of the approval of the listing and posting for trading on the TSX of the Offered Debentures and the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures, subject only to satisfaction by the Trust of customary post-closing conditions imposed by the TSX for conditional listing approval (the "**Standard Listing Conditions**").

Opinions and comfort letters and other documents similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably.

The deliveries referred to in Subsections 5(a) and (b) shall also constitute the Trust's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Prospectuses, the Documents and any Supplementary Material in connection with the offering and sale of the Offered Debentures in the Qualifying Provinces.

6. **Commercial Copies**

(a) The Trust shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material (in both the English and French languages as required by applicable law) in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Trust or the printer thereof given no later than the time when the Trust authorizes the printing of the commercial copies of such documents.

(b) The Trust shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Final Prospectus or any Supplemental Materials as the Underwriters may reasonably request.

7. **Material Change**

(a) During the period of distribution of the Offered Debentures, the Trust and the Administrator will promptly inform the Underwriters of the full particulars of:

(i) any change (actual, anticipated or threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust or any of its subsidiaries;

(ii) any change in any material fact contained or referred to in the Prospectuses or any Supplementary Material; and

(iii) the occurrence of any other fact or event

which, in any such case is, or may be, of such a nature as to:

(A) render the Preliminary Prospectus, the Prospectus or any Supplementary Material untrue, false or misleading in any material respect;

(B) result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material; or

(C) result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with the Applicable Securities Laws,

provided that if the Trust or the Administrator is uncertain as to whether a change, occurrence or event of the nature referred to in this paragraph has occurred, the Trust and the Administrator shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b) During the period of distribution of the Offered Debentures, the Trust and the Administrator will promptly inform the Underwriters of the full particulars of:

(i) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii) the issuance by any Securities Commission or similar regulatory authority, the TSX or any other competent authority of any order to cease or suspend trading of any securities of the Trust or of the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt by the Trust or the Administrator of any communication from any Securities Commission or similar regulatory authority, the TSX or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Offered Debentures.

(c) The Trust and the Administrator will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws with respect to any change, occurrence or event of the nature referred to in Subsections 7(a) or (b) above and the Trust and the Administrator will prepare and file promptly at the Underwriters' reasonable request any amendment to the Prospectuses or Supplementary Material as may be required under Applicable Securities Laws; provided that the Trust and the Administrator shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Trust shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material in the English and French languages as filed with the

Securities Commissions, and of opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in section 5 above.

(d) During the period of distribution of the Offered Debentures, the Trust and the Administrator will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i) any financial statement of the Trust;

(ii) any annual information form, material change report, interim report, or information circular, or any amendment of any of the foregoing; and

(iii) any press release of the Trust,

and provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel any draft or final report with respect to the crude oil, natural gas liquids and natural gas reserves, or value, attributable to the Assets prepared by Paddock Lindstrom or any other independent engineer as soon as practicable following receipt thereof by the Trust, Holding Trust, the Administrator or Trilogy Energy LP.

8. **Additional Covenants**

(a) The Trust will file or cause to be filed with the TSX all necessary documents and will take or cause to be taken all steps reasonably necessary to ensure that the Offered Debentures and the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures have been approved for listing and posting for trading on the TSX prior to the filing of the Prospectus with the Securities Commissions, subject only to satisfaction by the Trust of the Standard Listing Conditions.

(b) The Trust will make all necessary filings, obtain all necessary regulatory consents and approvals (if any) and the Trust will pay all filing fees required to be paid in connection with the transactions contemplated in this agreement.

(c) The Trust shall use its reasonable commercial efforts to cause Paramount to execute and deliver to the Underwriters on or prior to the Closing Time an agreement of Paramount, satisfactory in form and substance to the Underwriters, not to, and to cause any company or other entity over which it exercises effective control not to, directly or indirectly, sell or offer to sell any Trust Units, lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Trust Units, whether any such transaction is settled by delivery of Trust Units or other such securities, in cash or otherwise, or announce any intention to do any of the foregoing, at any time within 90 days following the Closing Time, without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters (after consultation with the other Underwriters), such consent not to be unreasonably withheld.

9. **Representations and Warranties of the Trust, the Administrator and Trilogy Energy LP**

(a) Each delivery of the Prospectuses pursuant to section 5 above shall constitute a joint and several representation and warranty to the Underwriters by each of the Trust, the Administrator and Trilogy Energy LP (and each of the Trust, the Administrator

and Trilogy Energy LP hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

(i) all material information and statements (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or the Prospectus) contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference therein:

(A) are at the respective dates of such documents, true and correct in all material respects;

(B) contain no misrepresentation; and

(C) constitute full, true and plain disclosure of all material facts relating to the Offered Debentures;

(ii) the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference therein, complies in all material respects with the Applicable Securities Laws, including without limitation OSC Rule 41-501, ASC Rule 41-501, National Instrument 44-101 and the simplified prospectus rules of the *Securities Act* (Québec); and

(iii) except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus or any Supplementary Material to the time of delivery thereof, in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations, or ownership of the Trust and its subsidiaries, taken as a whole.

(b) In addition to the representations and warranties contained in section 9(a) hereof, each of the Trust, the Administrator and Trilogy Energy LP jointly and severally represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement, that:

(i) the Trust has been duly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta and has all requisite trust authority and power to carry on its Business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party and to own and administer its properties and assets including, without limitation, the Trust Assets;

(ii) Holding Trust has been duly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta and has all requisite trust authority and power to carry on its business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party and to own and administer its properties and assets;

(iii) the Administrator has been duly incorporated and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate authority and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

(iv) each of Trilogy Energy LP and Trilogy Redsky LP has been duly created and organized and is a valid and subsisting limited partnership under the laws of the Province of Alberta and has all requisite partnership authority and power to carry on its business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party and to own and administer its properties and assets including, without limitation, the Assets;

(v) the Trust is qualified to carry on its activities including, without limitation, owning the Trust Assets, in each jurisdiction where it carries on such activities;

(vi) each of Holding Trust, the Administrator and Trilogy Energy LP and the other subsidiaries of the Trust is qualified to carry on business, including, without limitation, owning the Assets (in the case of Trilogy Energy LP and Trilogy Redsky LP), in each jurisdiction in which it carries on its business;

(vii) with the exception of Trilogy Acquisition Co. Ltd., Trilogy Redsky Ltd., 1230901 Alberta Ltd. and Trilogy Redsky LP, none of the Trust, Holding Trust, the Administrator and Trilogy Energy LP have any subsidiaries (other than the Administrator, Holding Trust, and Trilogy Energy LP in the case of the Trust, and Trilogy Energy LP, in the case of Holding Trust), and aside from the foregoing none of the Trust, Holding Trust, the Administrator and Trilogy Energy LP is a "holding corporation" of any body corporate (within the meaning of those terms in the ABCA);

(viii) the Trust is a "unit trust" and a "mutual fund trust" under the Tax Act and the Trust shall at all times conduct its affairs so as to continue to qualify as a "unit trust" and a "mutual fund trust", including by limiting its activities to investing the property of the Trust in the Trust Assets and other property in which a "mutual fund trust" is permitted by the Tax Act to invest, and will not carry on any other business;

(ix) all of the issued and outstanding shares in the capital of the Administrator, Trilogy Acquisition Co. Ltd. and Trilogy Redsky Ltd. are fully paid and non-assessable and legally and beneficially owned by the Trust free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person holds any securities convertible into or exchangeable for issued or unissued shares of the Administrator, Trilogy Acquisition Co. Ltd. or Trilogy Redsky Ltd. or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the acquisition of

any unissued or issued securities of the Administrator, Trilogy Acquisition Co. Ltd. or Trilogy Redsky Ltd.;

(x) all of the beneficial interest in Holding Trust is held by the Trust and Holding Trust has no other debt or equity securities outstanding other than the trust units and Holding Trust Notes held by the Trust;

(xi) the Administrator is the sole general partner of Trilogy Energy LP and Holding Trust is the sole limited partner of Trilogy Energy LP and Trilogy Energy LP has no other debt or equity securities outstanding;

(xii) the Trust has full power and authority to issue the Offered Debentures, the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures and to grant the Over-Allotment Option and, at the Closing Time, the Firm Debentures and the Trust Units issuable upon conversion, redemption or maturity of the Firm Debentures and, if applicable, at the Additional Closing Time, the Over-Allotment Debentures and the Trust Units issuable upon conversion, redemption or maturity of the Over-Allotment Debentures will be duly and validly authorized, allotted and reserved for issuance in accordance with the Debenture Indenture and the Trust Indenture, and, upon receipt of the purchase price therefor, the Offered Debentures will be duly and validly issued and upon issuance of the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures in accordance with the Debenture Indenture and the Trust Indenture, such Trust Units will be duly issued as fully paid and non-assessable;

(xiii) none of the Trust, Holding Trust, the Administrator and Trilogy Energy LP are in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement and the Debenture Indenture by the Trust, the Administrator and Trilogy Energy LP, as applicable, and the transactions contemplated hereby and thereby do not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, the Trust Indenture, the Holding Trust Indenture, the Limited Partnership Agreement, any term or provision of the articles, by-laws, resolutions of the directors, Unitholders, unitholders, shareholders or partners of the Trust, Holding Trust, the Administrator or Trilogy Energy LP, as the case may be, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement to which the Trust, Holding Trust, the Administrator or Trilogy Energy LP is a party or by which the Trust, Holding Trust, the Administrator or Trilogy Energy LP is bound, or any statute, rule or regulation or, to the knowledge of the Administrator, any judgment, decree or order applicable to the Trust, Holding Trust, the Administrator or Trilogy Energy LP, in each case which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Holding Trust, the Administrator or Trilogy Energy LP (taken as a whole);

(xiv) each of the Trust, the Administrator and Trilogy Energy LP party to this agreement and the Debenture Indenture, as applicable, has full trust, corporate or partnership power and authority to enter into this agreement and the Debenture Indenture, as applicable, and to perform its respective obligations set out herein and therein, and this agreement has been, and at the Closing Time the Debenture Indenture will be, duly authorized, executed and delivered by the Trust, the Administrator and Trilogy Energy LP which is party thereto and this agreement is, and at the Closing Time the Debenture Indenture will be, a legal, valid and binding obligation of the Trust, the Administrator and Trilogy Energy LP which is party thereto enforceable against the Trust, the Administrator and Trilogy Energy LP, as applicable, in accordance with its terms subject to the general qualifications that:

(A) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

(B) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(xv) there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust from the position set forth in the Trust Financial Statements except as contemplated by the Prospectuses and there has not been any adverse material change in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust since December 31, 2005 except as disclosed in the Prospectuses; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust and its subsidiaries (taken as a whole) which have not been generally disclosed or disclosed in the Prospectuses;

(xvi) the Trust Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust as at the dates thereof and for the periods then ended and reflect all material assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xvii) the financial statements of the Spinout Assets, the Kaybob Acquired Properties and the Marten Creek Acquired Properties described in paragraphs (iv)(B), (C), (D) and (E) of the definition of "Documents" herein, fairly present, in all material respects in accordance with generally accepted accounting principles in Canada, consistently applied, as they apply to a statement of revenue and operating costs, the revenue, royalties, operating costs, operating income and the other information purported to be shown therein attributable to the Spinout Assets, the

Kaybob Acquired Properties and the Marten Creek Acquired Properties, as applicable, as at the dates thereof and for the periods then ended;

(xviii) the pro forma financial statements, including the notes thereto, of the Trust described in paragraph (iv)(F) of the definition of "Documents" herein have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in such pro forma financial statements are suitably supported and consistent with the financial results of the Trust, the Spinout Assets, the Kaybob Acquired Properties and the Marten Creek Acquired Properties, and such statements provide a reasonable basis for the compilation of the pro forma financial statements and such pro forma financial statements accurately reflect such assumptions;

(xix) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust, Holding Trust, the Administrator or Trilogy Energy LP in connection with the sale and delivery of the Offered Debentures hereunder or the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures, except such as may be required under the Applicable Securities Laws;

(xx) except as set forth in the Preliminary Prospectus, there are no actions, suits, proceedings or inquiries pending or (as far as the Administrator is aware) threatened against or affecting the Trust, Holding Trust, the Administrator or Trilogy Energy LP at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Holding Trust, the Administrator and Trilogy Energy LP (taken as a whole), or which affects or may affect the distribution of the Offered Debentures or the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures;

(xxi) except to the extent that any violation or other matter referred to in this paragraph does not have a material adverse effect on the Trust, Holding Trust, the Administrator and Trilogy Energy LP, taken as a whole, each of the Trust, Holding Trust, the Administrator and Trilogy Energy LP has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses, including, without limitation, performing its obligations under the Material Agreements and the Blue Mountain Pre-Acquisition Agreement, if any, to which it is a party;

(xxii) each of the Material Agreements and the Blue Mountain Pre-Acquisition Agreement is properly described as to parties, dates, terms, conditions

and amendments thereto, each of such agreements is a legal, valid and binding obligation of the Trust, Holding Trust, the Administrator, and Trilogy Energy LP, as the case may be, enforceable against such parties in accordance with its terms subject to the general qualifications that:

(A) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

(B) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court; and

each of the Trust, Holding Trust, the Administrator and Trilogy Energy LP is in compliance, in all material respects, with the terms of such Material Agreements and the Blue Mountain Pre-Acquisition Agreement to which it is a party and the Administrator is not aware of any default or breach of a material nature under any of such Material Agreements or the Blue Mountain Pre-Acquisition Agreement by any other party thereto;

(xxiii) the Trust has only engaged in the Business and has not entered into any agreement, contract or understanding which is currently material to the Trust, other than the Material Agreements and the Blue Mountain Pre-Acquisition Agreement, prior to the date hereof or as otherwise described in the Preliminary Prospectus;

(xxiv) none of Holding Trust, the Administrator and Trilogy Energy LP have entered into any agreement, contract or understanding which is currently material to the Trust, other than the Material Agreements and the Blue Mountain Pre-Acquisition Agreement, prior to the date hereof except as disclosed in the Preliminary Prospectus;

(xxv) the information and statements set forth in the Public Record to the extent incorporated by reference in the Prospectuses were true, correct and complete in all material respects and did not contain any misrepresentation, as of the date of such information or statements;

(xxvi) the authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of Special Voting Rights of which 92,496,026 Trust Units and no Special Voting Rights are issued and outstanding;

(xxvii) no person holds any securities convertible into or exchangeable for Trust Units or Special Voting Units or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued Trust Units or Special Voting Units or other securities of the Trust except for: (i) 1,086,000 Trust Units issuable pursuant to the Trust's long term incentive plans as of September 30, 2006; and (ii) 10,878,378 Trust Units issuable on the conversion of the Offered Debentures (9,459,459 Trust Units if the Over-Allotment Option is not exercised);

(xxviii) no Securities Commission, stock exchange or similar regulatory authority has issued any order preventing or suspending trading in any

securities of the Trust and no proceedings, investigations or inquiries for such purpose are pending or contemplated or (as far as the Administrator is aware) threatened;

(xxix) Computershare Trust Company of Canada at its principal offices in the cities of Calgary and Toronto, is the duly appointed registrar and transfer agent of the Trust with respect to its Trust Units, and at the Closing Date will be the duly appointed trustee under the Debenture Indenture, and at its principal offices in the cities of Calgary and Toronto will be the duly appointed transfer agent of the Debentures;

(xxx) the minute books and corporate records of the Trust, Holding Trust, the Administrator and Trilogy Energy LP made available to the Underwriters' counsel contain true and correct copies, in all material respects, of the constating documents of the Administrator and the minutes and resolutions of the trustees, directors, shareholders, Unitholders, unitholders and partners of the Trust, Holding Trust, the Administrator and Trilogy Energy LP, as applicable, and at the Closing Date will contain the minutes (which may be in draft form in respect of meetings for which the minutes have not yet been approved) of all meetings and all resolutions of the trustees, directors, shareholders, Unitholders, unitholders and partners of the Trust, Holding Trust, the Administrator and Trilogy Energy LP, as applicable, and there have been no other meetings, resolutions or proceedings of the trustees, directors, shareholders, Unitholders, unitholders or partners not reflected in such minute books and corporate records other than those which are not material in the context of such entities, as applicable;

(xxxi) other than as provided for in this agreement, none of the Trust, Holding Trust, the Administrator and Trilogy Energy LP have incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation with respect to the transactions contemplated herein;

(xxxii) the issued and outstanding Trust Units are listed and posted for trading on the TSX;

(xxxiii) the Trust is a "reporting issuer" in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador within the meaning of the Applicable Securities Laws in such provinces and is not in default of any requirement of the Applicable Securities Laws in any material respect;

(xxxiv) the definitive form of certificates for the Trust Units are in due and proper form under the laws governing the Trust and in compliance with the requirements of the TSX;

(xxxv) the Trust made available to Paddock Lindstrom, prior to the issuance of the Paddock Lindstrom Report and for the purpose of preparing the Paddock Lindstrom Report, all information requested by Paddock Lindstrom, which information did not contain any material misrepresentation at the time such information was provided. The Administrator has no knowledge of a material adverse change in any

production, cost, price (except for changes in commodity prices), reserves or other relevant information provided to Paddock Lindstrom since the date that such information was so provided. The Administrator believes that the Paddock Lindstrom Report reasonably presents the quantity and pre-tax present worth values of the crude oil, natural gas liquids and natural gas reserves attributable to the properties evaluated in such report as at December 31, 2005 based upon information available at the time such reserves information was prepared, and the Administrator believes that at the date of such report it did not (and as of the date hereof, except as may be attributable to changes in commodity prices and production since the date of such report, does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xxxvi) the Administrator does not have any knowledge of a material adverse change in any reserves information contained in the Paddock Lindstrom Report, and the Administrator believes that the Documents reasonably present the quantity and pre-tax present worth values of the natural gas reserves attributable to the Assets as at December 31, 2005 (or as of the date hereof, except as may be attributable to changes in commodity prices or production since the date of such report) based upon information available at the time such information was prepared;

(xxxvii) the Administrator is not aware of any defects, failures or impairments in the title of Trilogy Energy LP or any other subsidiaries of the Trust to the Assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (A) the quantity and pre-tax present worth values of the Assets; (B) the current production volumes of the Trust, on a consolidated basis; or (C) the current cash flow of the Trust;

(xxxviii) to the knowledge of the Administrator, the Trust has good and marketable title to the Trust Assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, except as described in the Prospectuses or otherwise disclosed in writing to the Underwriters prior to the execution and delivery hereof;

(xxxix) to the knowledge of the Trust (in respect of the equipment, facilities, buildings, structures, improvements and other appurtenances described below which are not operated by the Trust or its subsidiaries) the material equipment, facilities, buildings, structures, improvements and other appurtenances on real property of the Trust and its subsidiaries relating thereto is in good operating condition (reasonable wear and tear excepted) and in a good state of maintenance and repair, each is operated in accordance with generally accepted oil field practice; each is adequate and suitable for the purpose for which it is currently being used and none thereof, nor the operation or maintenance thereof, violates any restrictive covenant or any applicable law or encroaches any property owned by others, in each case in all material respects;

(xl) the Administrator has the necessary power and authority to execute and deliver the Prospectuses on behalf of the Trust and all requisite action has been taken by the Administrator to authorize the execution and delivery by it of the Prospectuses on behalf of the Trust;

(xli) each of the Trust, Holding Trust, the Administrator and Trilogy Energy LP has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Trust, Holding Trust, the Administrator and Trilogy Energy LP and to the best of the knowledge, information and belief of the Administrator there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust, Holding Trust, the Administrator or Trilogy Energy LP in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority except such actions, suits, proceedings, investigations and claims as in the aggregate would not have a material adverse effect on the Trust on a consolidated basis;

(xlii) each of the Trust, Holding Trust, the Administrator and Trilogy Energy LP have been and are in material compliance with all applicable federal, provincial, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, ("**Environmental Laws**") relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance except where such non-compliance would not have a material adverse effect on the Trust on a consolidated basis;

(xliii) each of the Trust, Holding Trust, the Administrator and Trilogy Energy LP have obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under Environmental Laws (the "**Environmental Permits**") necessary for the operation of their projects as currently operated and each Environmental Permit is valid, subsisting and in good standing and the holders of the Environmental Permits are not in default or breach thereof and no proceeding is pending or threatened to revoke or limit any Environmental Permit, except in each case where the result would not have a material adverse effect on the Trust, on a consolidated basis;

(xliv) none of the Trust, Holding Trust, the Administrator and Trilogy Energy LP have received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Laws, and none of the Trust, Holding Trust, the Administrator and Trilogy Energy LP have settled any allegation of material non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Trust, Holding Trust, the Administrator and Trilogy Energy LP, nor have any

of the Trust, Holding Trust, the Administrator and Trilogy Energy LP received notice of any of the same and which orders, directions or notices remain outstanding as unresolved; and

(xlv) there has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) with the auditors of any of the Trust, Holding Trust, the Administrator or Trilogy Energy LP, as applicable, since their respective dates of formation or incorporation, as the case may be.

10. **Indemnity**

(a) Each of the Trust, the Administrator and Trilogy Energy LP, jointly and severally, shall indemnify and save the Underwriters, and each of the Underwriters' agents, directors, officers, shareholders and employees, harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Debentures), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i) any information or statement contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or the Prospectus) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in the Preliminary Prospectus, the Prospectus, any Supplementary Materials or in any other document or any other part of the Public Record filed by or on behalf of the Trust;

(iii) any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Offered Debentures imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in Subsection 10(a)(i) and (ii);

(iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group

members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Debentures; or

(v) any breach of, default under or non-compliance by the Trust, Holding Trust, the Administrator or Trilogy Energy LP with any requirements of the Applicable Securities Laws, the by-laws, rules or regulations of the TSX or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Trust, Holding Trust, the Administrator or Trilogy Energy LP hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence (provided that, for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence").

(b) If any claim contemplated by Subsection 10(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the "**Indemnified Person**") shall notify the Trust, the Administrator and Trilogy Energy LP (collectively the "**Indemnifying Parties**") (provided that failure to so notify the Indemnifying Parties of the nature of such claim in a timely fashion shall relieve the Indemnifying Parties of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Parties' ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Parties shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Person acting reasonably and that no settlement or admission of liability may be made by the Indemnifying Parties or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by Subsection 10(a) if:

(i) the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to an Indemnifying Party and that representation of the Indemnified Person and any one or more of the Indemnifying Parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Parties shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

(ii) the Indemnifying Parties shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Parties of commencement of such proceedings; or

(iii) the employment of such counsel has been authorized by the Indemnifying Parties in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Parties, provided that the Indemnifying Parties shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c) Each of the Indemnifying Parties hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus, the Prospectus or any Supplementary Material.

(d) If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, or if any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Parties shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e) The rights and remedies of the Indemnified Persons set forth in sections 10, 11 and 12 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f) The Indemnifying Parties hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this section 10 and under section 11 with respect to all such agents, directors, officers, shareholders and employees.

(g) The Indemnifying Parties waive any right they may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

(h) The rights of indemnity contained in this section 10 shall not apply if the Indemnifying Parties have complied with the provisions of sections 4 and 5 (or the Underwriters have otherwise agreed to waive compliance therewith) and the person asserting any claim contemplated by this section 10 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

(i) If the Indemnifying Parties have assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Parties copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Parties in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Parties.

11. Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Parties and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Debentures), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Parties on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Debentures; or

(b) if the allocation provided by Subsection 11(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Subsection 11(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Parties, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Parties, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Parties (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Parties, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 10 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the Indemnifying Parties or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such

misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 10.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Debentures), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Indemnifying Parties and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this section 11 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this section 11 shall be limited to the amount actually received by the Underwriters under section 2.

12. **Expenses**

Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Debentures shall be borne by the Trust including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) and translation of the Preliminary Prospectus, the Prospectus, any Supplementary Material and the "greensheet" and the delivery thereof to the Underwriters, the fees and expenses of the Trust's counsel, the fees and expenses of agent counsel retained by the Trust or the Trust's counsel, the fees and expenses of the Trust's transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, the reasonable fees and expenses of the Underwriters' counsel (but only in circumstances where the distribution of the Offered Debentures is not completed due to any failure of the Trust, the Administrator or Trilogy Energy LP to comply with the terms of this agreement or this agreement is otherwise terminated pursuant to section 13(a), other than paragraph (ii) or (iv) thereof), all reasonable out-of-pocket expenses incurred by the Underwriters (but only in circumstances where the distribution of the Offered Debentures is not completed due to any failure of the Trust, the Administrator or Trilogy Energy LP to comply with the terms of this agreement or this agreement is otherwise terminated pursuant to section 13(a), other than paragraph (ii) or (iv) thereof), the cost of preparing record books for all of the parties to this agreement and their respective counsel and all other costs and expenses relating to this transaction.

13. **Termination**

(a) In addition and without prejudice to any other remedies which may be available to the Underwriters, or any of them, any Underwriter may, without liability, terminate its obligations hereunder, by written notice to the Trust, in the event that after the date hereof and at or prior to the Closing Time:

(i) any order to cease or suspend trading in any securities of the Trust or prohibiting or restricting the distribution of any of the Offered Debentures is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities

commission or similar regulatory authority, the TSX or any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii) there should occur or commence, or be announced or threatened, any inquiry, action, suit, investigation or other proceeding (whether formal or informal); or any order is issued by any governmental authority or exchange; or any law or regulation is promulgated, changed or announced; or any announcement of any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof; which in the opinion of the Underwriters or any one of them, acting reasonably, is expected to prevent or materially restrict the trading in or the distribution of the Offered Debentures or any other securities of the Trust or would be expected to have a material adverse effect on the market price or value of the Trust Units or the marketability of the Offered Debentures;

(iii) there shall have occurred any material change (actual, anticipated, contemplated or threatened, financial or otherwise), as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the senior management of the Administrator, or in the business, affairs, operations, assets, liabilities (contingent or otherwise), obligations (absolute, accrued, contingent or otherwise), capital or condition (financial or otherwise), business or business prospects of the Trust, Holding Trust, the Administrator and Trilogy Energy LP (taken as a whole), or any change in a material fact, or the Underwriters become aware of any undisclosed material information, in any case which in any of the Underwriters' opinion, could reasonably be expected to have a significant adverse effect on the market price or value of the Trust Units or the marketability of the Offered Debentures;

(iv) there should develop, occur or come into effect or existence, any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the sole opinion of the Underwriters or any one of them, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Trust, Holding Trust, the Administrator and Trilogy Energy LP (taken as a whole);

(v) the Underwriters, or any one of them, shall become aware of any adverse material change with respect to the Trust, Holding Trust, the Administrator and Trilogy Energy LP (taken as a whole) which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof;

(vi) the final MRRS decision document referred to in section 4(b)(iii)(C) has not been issued effective November 1, 2006 (or such other time and/or later date as the Trust and the Underwriters may agree); or

(vii) the Trust, the Administrator or Trilogy Energy LP shall be in breach or default under or non-compliance with, any representation, warranty, term or condition of this agreement, in any material respect.

(b) The Underwriters, or any of them, may exercise any or all of the rights provided for in Subsection 13(a) or sections 14 or 18 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Debentures for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to Subsection 13(a) or sections 14 or 18 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c) Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Trust, provided that no termination shall discharge or otherwise affect any obligation of the Trust, the Administrator or Trilogy Energy LP under sections 10, 11 or 12. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

14. **Closing Documents** .

The obligations of the Underwriters hereunder to purchase the Offered Debentures at the Closing Time or the Additional Closing Time, as the case may be, shall be conditional upon: all representations and warranties of the Trust, the Administrator and Trilogy Energy LP herein being, at and as of the Closing Time or the Additional Closing Time, as the case may be, true and correct in all material respects; the Trust, the Administrator and Trilogy Energy LP having performed in all material respects, at the Closing Time or Additional Closing Time, as the case may be, all of their obligations hereunder theretofore to be performed; there not having occurred any event or circumstance which, with the passage of time or notice or both, would entitle the Underwriters to terminate this agreement pursuant to section 13(a); and the Underwriters receiving at the Closing Time:

(a) favourable legal opinions of the Trust's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Debentures, the Trust, Holding Trust, the Administrator, Trilogy Energy LP and the transactions contemplated hereby, including, without limitation, to the effect that:

(i) each of the Trust and Holding Trust is validly existing as a trust under the laws of Alberta;

(ii) the Administrator is a valid and subsisting corporation under the laws of Alberta;

(iii) Trilogy Energy LP is validly existing as a limited partnership under the laws of Alberta;

(iv) the Trust, through the Trustee and the Administrator, has the power, authority and capacity to carry on its activities as contemplated in the Prospectuses, and to issue the Offered Debentures and the Trust Units

issuable upon the conversion, redemption or maturity of the Offered Debentures;

(v) Holding Trust, through its trustee and the Administrator, has the power, authority and capacity to carry on its activities as contemplated in the Prospectuses;

(vi) the Administrator has the required power, authority and capacity to carry on its business as now conducted and contemplated in the Prospectuses;

(vii) Trilogy Energy LP has the required power, authority and capacity to carry on its business as now conducted and contemplated in the Prospectuses;

(viii) the Trust is the registered holder of all the issued and outstanding shares of the Administrator, all of which have been duly authorized;

(ix) each of the Trust, the Administrator and Trilogy Energy LP has all necessary trust, corporate or limited partnership power and authority to enter into this agreement and the Debenture Indenture, and to perform its obligations set out herein and therein, and each of this agreement and the Debenture Indenture has been duly authorized, executed and delivered by the Trust, the Administrator and Trilogy Energy LP, respectively, and constitutes a legal, valid and binding obligation of each of the Trust, the Administrator and Trilogy Energy LP enforceable against the Trust, the Administrator and Trilogy Energy LP, in accordance with its terms subject to qualifications as to the validity, binding effect and enforceability of this agreement and the Debenture Indenture as are customary for a transaction of this nature;

(x) the execution and delivery of this agreement and the Debenture Indenture and the fulfilment of the terms hereof and thereof by each of the Trust, the Administrator and Trilogy Energy LP which is party thereto, and the performance of and compliance with the terms of each of this agreement and the Debenture Indenture by the Trust, the Administrator and Trilogy Energy LP which is party thereto, does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws of the Province of Alberta or any term or provision of the Trust Indenture, the Holding Trust Indenture, the Limited Partnership Agreement, the articles, by-laws or resolutions of the directors, shareholders, Unitholders, unitholders or general partner of the Trust, Holding Trust, the Administrator or Trilogy Energy LP, as applicable, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust, Holding Trust, the Administrator or Trilogy Energy LP is a party or by which it is bound, of which such counsel is aware including, without limitation, the Material Agreements, which breach or default might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Trust, Holding Trust, the Administrator and Trilogy Energy LP (taken as a whole);

(xi) the form of the definitive certificates representing the Offered Debentures and the Trust Units has been approved and adopted by the Trust and complies with all legal requirements (including all applicable requirements of the TSX) relating thereto;

(xii) the Firm Debentures and, if applicable, the Over-Allotment Debentures have been duly and validly created and issued as fully paid and non-assessable Debentures of the Trust;

(xiii) the Trust Units issuable upon the conversion, redemption or maturity of the Offered Debentures will, upon issuance in accordance with the terms of the Trust Indenture and the Debenture Indenture, be issued as fully paid and non-assessable trust units of the Trust;

(xiv) the attributes of the Offered Debentures and the Trust Units conform in all material respects with the description thereof contained in the Prospectus;

(xv) all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Debentures for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

(xvi) no filing, proceeding, approval, consent or authorization is required to be made, taken or obtained by the Trust under the securities laws of the Qualifying Provinces to permit the issuance by the Trust of the Trust Units issuable upon conversion of the Firm Debentures and, if applicable, the Over-Allotment Debentures, provided that no commission or other remuneration is paid or given in respect of the distribution except for administrative or professional services or for services performed by a registered dealer;

(xvii) the first trade by a holder of Trust Units issuable upon conversion of the Firm Debentures and, if applicable, the Over-Allotment Debentures, will not be subject to the prospectus requirements of the securities legislation of the Qualifying Provinces and no filing, proceeding, approval, consent or authorization under the securities legislation of the Qualifying Provinces will be required to permit the trading of such Trust Units in the Qualifying Provinces, provided that the trade is not a "control distribution" as such term is defined in National Instrument 45-102 ("**NI 45-102**") and the Trust is a "reporting issuer" for the purposes of NI 45-102 at the time of such trade in a jurisdiction listed in Appendix B to NI 45-102;

(xviii) the Trust is a "reporting issuer" under the *Securities Act* (Alberta) and has a similar status under the Applicable Securities Laws of each of the other Qualifying Provinces;

(xix) all necessary action has been taken by each of the Trust and the Administrator to authorize the signing of the certificate of the Trust in

the Prospectus and the filing thereof in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

(xx) subject to the assumptions and qualifications stated in the Prospectus, the Offered Debentures and the Trust Units issuable upon the conversion, redemption or maturity of the Offered Debentures are qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (except for deferred profit sharing plans to which the Trust made a contribution);

(xxi) subject to the qualifications and assumptions set out in the Prospectus, the statements in the Prospectus under the heading "Certain Canadian Federal Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons resident in Canada who hold Offered Debentures as capital property and who deal at arm's length with the Trust, Holding Trust, the Administrator and Trilogy Energy LP;

(xxii) all laws of the Province of Québec relating to the use of the French language have been complied with in connection with the sale of the Offered Debentures to purchasers in the Province of Québec;

(xxiii) the Offered Debentures are conditionally listed and, upon notification to the TSX of the issuance and sale thereof and fulfillment of the conditions set out in the TSX letter relating to such listing, will be posted for trading on the TSX; and the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures are conditionally listed and, upon notification to the TSX of the issuance thereof, will be posted for trading on the TSX;

(xxiv) confirmation of the authorized and issued capital of the Trust; and

(xxv) Computershare Trust Company of Canada, at its principal offices in Calgary and Toronto, has been duly appointed the trustee under the Debenture Indenture and the transfer agent and registrar for the Trust Units and the Debentures,

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Debentures and the Trust Units, as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Trust, Holding Trust, the Administrator and Trilogy Energy LP, the transfer agent, PricewaterhouseCoopers LLP and Ernst & Young LLP as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust, Holding Trust, the Administrator and Trilogy Energy LP, including the issuance of the Offered Debentures;

(b) a certificate of each of the Trust, the Administrator and Trilogy Energy LP dated the Closing Date, addressed to the Underwriters and signed on behalf of the Trust, the Administrator and Trilogy Energy LP by the Chief Executive Officer and Chief Operating Officer of the Administrator or such other officers or directors of the Administrator satisfactory to the Underwriters, acting reasonably, certifying that:

(i) each of the Trust, the Administrator and Trilogy Energy LP has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Trust, the Administrator and Trilogy Energy LP set forth in this agreement are true and correct in all material respects at the Closing Time, as if made at such time; and

(iii) no event of a nature referred to in Subsection 13(a)(i) or (ii) has occurred or to the knowledge of such officer is pending, contemplated or threatened;

and the Underwriters shall have no knowledge to the contrary;

(c) a comfort letter of each of the Trust's auditors and any other auditors (including Ernst & Young LLP) which have audited any of the financial statements included or incorporated by reference in the Prospectuses, addressed to the Underwriters and dated the Closing Date satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letters referred to in paragraph 5(c) up to the Closing Time, which comfort letters shall have a cut-off date not more than two Business Days prior to the Closing Date;

(d) an agreement of Mr. C.H. Riddell, satisfactory in form and substance to the Underwriters, acting reasonably, not to, and to cause any company or entity over which he exercises effective control not to, directly or indirectly, sell or offer to sell any Trust Units, lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Trust Units, whether any such transaction is settled by delivery of Trust Units or other such securities, in cash or otherwise, or announce any intention to do any of the foregoing, at any time within 90 days following the Closing Time, without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters (after consultation with the other Underwriters), such consent not to be unreasonably withheld;

(e) evidence satisfactory to the Underwriters that the Offered Debentures and the Trust Units issuable upon conversion, redemption or maturity of the Offered Debentures have been conditionally listed on the TSX not later than the close of business on the last Business Day preceding the Closing Date, and shall be posted for trading as at the opening of business on the Closing Date or first trading date after notice of such issuance, as applicable; and

(f) such other certificates and documents as the Underwriters may request, acting reasonably.

15. **Deliveries**

(a) The sale of the Firm Debentures shall be completed at the Closing Time at the offices of the Trust's counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree. Subject to the conditions set forth in section 14, the Underwriters, on the Closing Date, shall pay to the Trust, by bank or wire transfer or such other means as the Trust and the Underwriters may agree, an amount equal to the purchase price for the Firm Debentures less the Underwriting Fee payable in respect of the Firm Debentures against delivery by the Trust of:

(i) the opinions, certificates and documents referred to in section 14; and

(ii) a definitive certificate or definitive certificates representing, in the aggregate, all of the Firm Debentures, registered in the name of CDS & Co. or in such name or names as the Underwriters shall notify the Trust in writing not less than 24 hours prior to the Closing Time.

(b) The sale of the Over-Allotment Debentures, if applicable, shall be completed at the offices of the Trust's counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree, on the date (the "**Additional Closing Date**") and at the time ("**Additional Closing Time**") specified by the Underwriters in the written notice given by the Underwriters pursuant to their election to purchase such Over-Allotment Debentures (provided that in no event shall such time be earlier than the Closing Time or earlier than two or later than ten Business Days after the date of the written notice of the Underwriters to the Trust in respect of the Over-Allotment Debentures), or at such other time and date as the Underwriters and the Trust may agree upon in writing. Subject to the conditions set forth in section 14, the Underwriters, at the Additional Closing Time, shall pay to the Trust, by bank or wire transfer, or such other means as the Trust and the Underwriters may agree, an amount equal to $1,000 per Over-Allotment Debenture agreed to be purchased by the Underwriters from the Trust pursuant to the exercise of the Over-Allotment Option (an aggregate of $26,250,000 if the Over-Allotment Option is exercised in full) less the Underwriting Fee payable in respect of such Over-Allotment Debentures, against delivery by the Trust of:

(i) the opinions, certificates and documents referred to in section 14, each dated as of the Additional Closing Date; and

(ii) a definitive certificate or definitive certificates representing, in the aggregate, all of the Over-Allotment Debentures agreed to be purchased by the Underwriters from the Trust pursuant to the exercise of the Over-Allotment Option registered in the name of CDS & Co. or in such name or names as the Underwriters shall notify the Trust in writing not less than 24 hours prior to the Additional Closing Time.

16. **Restrictions on Offerings**

The Trust agrees that, prior to 90 days after the Closing Date, it shall not, directly or indirectly, sell or offer to sell any Trust Units, or any securities exchangeable, convertible or exercisable into Trust Units, or announce any intention to do any of the foregoing, without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld; provided that the foregoing will not restrict the Trust from granting rights to acquire Trust Units in connection with the Trust's trust unit option plan or issuing Trust Units

pursuant to such rights, the distribution reinvestment plan of the Trust or the conversion of Debentures.

17. **Notices**

Any notice or other communication to be given hereunder shall:

in the case of notice to be given to the Trust, the Administrator or Trilogy Energy LP, be addressed to the Trust, attention James H.T. Riddell, at the above address, Fax No. (403) 263-8915, with a copy to:

Macleod Dixon LLP
3700, 400 - 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Attention: Marcus Archer
Fax No.: (403) 264-5973

and, in the case of notice to be given to the Underwriters, be addressed to:

BMO Nesbitt Burns Inc.
2200, 333 - 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Attention: Shane C. Fildes
Fax No.: (403) 515-1535

and

CIBC World Markets Inc.
900, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J7

Attention: Michael W. de Carle
Fax No.: (403) 260-0524

and

RBC Dominion Securities Inc.
1100, 888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Derek Neldner
Fax No.: (403) 299-6901

and

Scotia Capital Inc.
2000, 700 - 2nd Street S.W.
Calgary, Alberta T2P 2W1

Attention: Brett Undershute
Fax No.: (403) 298-4099

and

TD Securities Inc.
800, 324 - 8th Avenue S.W.
Calgary, Alberta T2P 2Z2

Attention: Alec W.G. Clark
Fax No.: (403) 292-2776

and

FirstEnergy Capital Corp.
1100, 311 - 6th Avenue S.W.
Calgary, Alberta T2P 3H2

Attention: John S. Chambers
Fax No.: (403) 262-0688

and

GMP Securities L.P.
1600, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6

Attention: Wade Felesky
Fax No.: (403) 543-3589

and

Canaccord Capital Corporation
2200, 450 - 1st Street S.W.
Calgary, Alberta T2P 5P8

Attention: Timothy Hart
Fax No.: (403) 508-3866

and

National Bank Financial Inc.
2802, 450 - 1st Street S.W.
Calgary, Alberta T2P 5H1

Attention: Robert B. Wonnacott
Fax No.: (403) 265-0543

and

Paradigm Capital Inc.
630, 633 - 6th Avenue S.W.
Calgary, Alberta T2P 2Y5

Attention: Philip J. Moore
Fax No.: (403) 265-8765

and

Peters & Co. Limited
3900, 888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Cameron Plewes
Fax No.: (403) 261-7570

with a copy to:

Stikeman Elliott LLP
4300 Bankers Hall West
888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Leland P. Corbett
Fax No.: (403) 266-9034

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a) a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

18. Conditions

All terms, covenants and conditions of this agreement to be performed by the Trust, the Administrator and Trilogy Energy LP shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Offered Debentures, by written notice to that effect given to the Trust prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

19. Survival of Representations and Warranties

All representations, warranties, terms and conditions herein (including, without limitation, those contained in section 9) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Debentures, the termination of this agreement and the distribution of the Offered Debentures pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters for a period of three years from the Closing Date regardless of any investigation by or on behalf of the Underwriters with respect thereto.

20. Several Liability of Underwriters

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Firm Debentures and, if applicable, Over-Allotment Debentures set forth opposite their names set forth in this section 20;

(b) if one or more of the Underwriters whose aggregate percentage of the total number of Firm Debentures they have agreed to purchase is more than 5% does not purchase their applicable percentage of the total number of Firm Debentures, the other Underwriters who shall be willing and able to purchase their own applicable percentage of the total number of those Debentures shall be relieved of their obligations hereunder on submission to the Trust of reasonable evidence of their ability and willingness to fulfil their obligations hereunder at the Closing Time, provided that, notwithstanding the provisions of paragraph (b) of this section 20, the Underwriters who shall be willing and able to purchase their applicable percentage of the total number of Firm Debentures shall have the right, but not the obligation, to purchase the total number of those Debentures; and

(c) if one of the Underwriters whose percentage of the total number of Firm Debentures it has agreed to purchase is 5% or less does not purchase its applicable percentage of the total number of Firm Debentures, the remaining Underwriters shall be obligated severally to purchase the Firm Debentures which the defaulting Underwriter has failed to purchase, in the proportion that the percentage set forth opposite the name of each of the remaining Underwriters bears to the aggregate of such percentages.

The applicable percentage of the total number of Firm Debentures which each of the Underwriters shall be separately obligated to purchase is as follows:

BMO Nesbitt Burns Inc.	25.0%
CIBC World Markets Inc.	10.0%
RBC Dominion Securities Inc.	10.0%
Scotia Capital Inc.	10.0%
TD Securities Inc.	10.0%
FirstEnergy Capital Corp.	7.5%
GMP Securities L.P.	7.5%
Canaccord Capital Corporation	5.0%
National Bank Financial Inc.	5.0%
Paradigm Capital Inc.	5.0%
Peters & Co. Limited	5.0%
TOTAL:	100%

Nothing in this agreement shall obligate the Trust to sell to the Underwriters less than all of the Firm Debentures or relieve any Underwriter in default from liability to the Trust, the Administrator or Trilogy Energy LP or any non-defaulting Underwriter in respect of the defaulting Underwriter's default hereunder. In the event of a termination by the Trust, the Administrator or Trilogy Energy LP of their obligations under this agreement, there shall be no further liability on the part of the Trust, the Administrator or Trilogy Energy LP to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under sections 10, 11 or 12.

21. Authority to Bind Underwriters

The Trust, the Administrator and Trilogy Energy LP shall be entitled to and shall act on any consent, notice, waiver, extension or communication given by or on behalf of the Underwriters by BMO Nesbitt Burns Inc. which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under section 10 or 11, any matter referred to in section 13 or any agreement under section 20. While not affecting the foregoing, BMO Nesbitt Burns Inc. shall consult with the other Underwriters with respect to any such consent, notice, waiver, extension or other communication.

22. Underwriters' Covenants

(a) Each of the Underwriters covenants and agrees with the Trust that it will:

(i) offer the Offered Debentures for sale to the public in those of the Qualifying Provinces in which it is appropriately registered to do so;

(ii) conduct activities in connection with the proposed offer and sale of the Offered Debentures in compliance with all the Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Debentures;

(iii) use all reasonable efforts to complete the distribution of the Offered Debentures as soon as possible;

(iv) not make use of any "greensheet" in respect of the Offered Debentures without the approval of the Administrator and shall comply with Applicable Securities Laws with respect to the use of "greensheets" and any other marketing material during the waiting period;

(v) give prompt notice to the Administrator when, in the opinion of the Underwriters, the distribution of the Offered Debentures has ceased;

(vi) not solicit subscriptions for the Offered Debentures, trade in Offered Debentures or otherwise do any act in furtherance of a trade of Offered Debentures outside of the Qualifying Provinces; and

(vii) as soon as reasonably practicable after the Closing Date provide the Trust with a breakdown of the number of Offered Debentures sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Debentures, provide to the Trust notice to that effect, if required by Applicable Securities Laws.

(b) For the purposes of this section 22, the Underwriters shall be entitled to assume that the Offered Debentures may be lawfully offered for sale and sold in the Qualifying Provinces by duly qualified investment dealers and brokers under Applicable Securities Laws in the Qualifying Provinces, if the final MRRS decision document has been issued evidencing that a receipt for the Prospectus has been issued by the Securities Commissions, provided the Underwriters do not have actual knowledge, and have not been notified in writing by the Trust or the Administrator, of any circumstances that would legally prohibit such distribution.

(c) No Underwriter will be liable to the Trust under this section 22 with respect to a default by any of the other Underwriters but will be liable to the Trust only for its own default.

23. **Severance**

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

24. **Relationship Between the Trust, the Administrator, Trilogy Energy LP and the Underwriters**

The Trust, the Administrator and Trilogy Energy LP: (i) acknowledge and agree that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; (ii) acknowledge and agree that the Underwriters are neither the agents of the Trust, the Administrator or Trilogy Energy LP nor otherwise fiduciaries of the Trust, the Administrator or Trilogy Energy LP; and (iii) consent to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under the Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or to act as a fiduciary of their clients.

25. **Stabilization**

In connection with the distribution of the Offered Debentures, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Offered Debentures and the Trust Units at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

26. **Governing Law**

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Trust, the Administrator, Trilogy Energy LP and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

27. **Time of the Essence**

Time shall be of the essence of this agreement.

28. **Counterpart Execution**

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

29. **Contractual Obligations of the Trust and Trilogy Energy LP**

(a) The parties hereto acknowledge that the Administrator is entering into this agreement in part in its capacity as agent of the Trustee on behalf of the Trust and the obligations of the Trust hereunder shall be binding upon the Trustee and the Administrator only in their respective capacities as such; provided that recourse to the Trustee and the Administrator as agent for the Trustee, in their respective capacities as such, or against any of the Unitholders of the Trust or in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or other tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture, as amended from time to time.

(b) Trilogy Energy LP is a limited partnership formed under the *Partnership Act* (Alberta), a limited partner of which is only liable for any of its liability or any of its losses to the extent of the amount that it has contributed or agreed to contribute to its capital and its pro rata share of any undistributed income.

30. **Further Assurances**

Each party to this agreement covenants agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

31. **Use of Proceeds**

Each of the Trust, the Administrator and Trilogy Energy LP hereby covenant and agree to use the net proceeds of the sale of the Offered Debentures hereunder in accordance with the disclosure in the Prospectus.

32. **Distributions**

The Trust agrees that it shall not prior to the Closing Date declare or pay or establish a record date for any distributions to Unitholders of the Trust for which the record date is prior to the Closing Date, other than payment of the regular monthly distributions of $0.16 per Trust Unit which is payable on November 15, 2006 to Unitholders of record on October 31, 2006 and on December 15, 2006 to Unitholders of record on November 30, 2006.

33. **Entire Agreement**

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Trust, the Administrator or Trilogy Energy LP.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Stikeman Elliott LLP.

BMO NESBITT BURNS INC.	**CIBC WORLD MARKETS INC.**	**RBC DOMINION SECURITIES INC.**
By: *"Shane C. Fildes"*	By: *"Michael W. de Carle*	By: *"Derek Neldner"*
SCOTIA CAPITAL INC.	**TD SECURITIES INC.**	**FIRSTENERGY CAPITAL CORP.**
By: *"Brett Undershute"*	By: *"Alec W.G. Clark"*	By: *"John S. Chambers"*
GMP SECURITIES L.P.	**CANACCORD CAPITAL CORPORATION**	**NATIONAL BANK FINANCIAL INC.**
By: *"Wade Felesky"*	By: *"Timothy Hart"*	By: *"Robert B. Wonnacott"*
PARADIGM CAPITAL INC.	**PETERS & CO. LIMITED**	
By: *"Philip J. Moore"*	By: *"Cameron Plewes"*	

ACCEPTED AND AGREED to as of the 19th day of October, 2006

TRILOGY ENERGY TRUST, by its Administrator, Trilogy Energy Ltd.

By: *"James H.T. Riddell"*

By: *"Michael Kohut"*

TRILOGY ENERGY LP, by Trilogy Energy Ltd. (as general partner)

By: *"James H.T. Riddell"*

By: *"Michael Kohut"*

TRILOGY ENERGY LTD.

By: *"James H.T. Riddell"*

By: *"Michael Kohut"*